Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the first quarter ended March 31, 2013, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2014 (the “Interim Statements”) included in this exhibit.

TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar, effective January 1, 2014, to make its financial information more readable by better reflecting the performance of its activities, which are carried out mainly in U.S. dollars. Comparative 2013 information has been restated (see Note 11 to the Interim Statements), including the interpretation of IFRIC 21 “Levies” applied retrospectively (see Notes 1 and 11 to the Interim Statements).

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, for the year ended December 31, 2013, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 27, 2014.

•             KEY FIGURES AND CONSOLIDATED ACCOUNTS OF TOTAL*

in millions of dollars (except earnings per share and number of shares)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Sales	60,687	64,975	63,561	-5%
Adjusted net operating income from business segments
• Upstream	3,092	3,065	3,257	-5%
• Refining & Chemicals	346	441	437	-21%
• Marketing & Services	261	329	332	-21%
Fully-diluted earnings per share (dollars)	1.46	0.98	0.86	+70%
Fully-diluted weighted-average shares (millions)	2,277	2,276	2,269	—
Net income (Group share)	3,335	2,234	1,948	+71%
Investments**	5,865	11,317	7,904	-26%
Divestments	1,840	939	813	x2
Net investments***	4,025	8,739	6,620	-39%
Cash flow from operations	5,338	9,578	4,913	+9%

*                   Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**              Including acquisitions.

***         Net investments = investments including acquisitions and changes in non-current loans - asset sales - other transactions with minority interests.

•         FIRST QUARTER 2014 RESULTS

➢             Sales

In the first quarter 2014, the Brent price averaged $108.2/b, a decrease of 4% compared to the first quarter 2013 and 1% compared to the fourth quarter 2013. The Group’s European refining margin indicator (“ERMI”) averaged $6.6/t, compared to $26.9/t in the first quarter 2013 and $10.1/t in the fourth quarter 2013.

In this context, sales were $60,687 million in the first quarter 2014, a decrease of 5% compared to $63,561 million in the first quarter 2013.

➢             Net income

The Group was impacted in the first quarter 2014 by a decrease in the Upstream results in line with the decrease in Brent and the lower contribution of the Refining & Chemicals and Marketing & Services segments, which were impacted by a much weaker environment in Europe. Net income (Group share) in the first quarter 2014 increased by 71% to $3,335 million from $1,948 million in the first quarter 2013, mainly due to the impacts of special items and the inventory valuation effect (as described below). The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of $137 million in the first quarter 2014 compared to a negative impact of $68 million in the first quarter 2013. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of $21 million in the first quarter 2014 compared to a positive impact of $1 million in the first quarter 2013. Special items had a positive impact on net income (Group share) of $124 million in the first quarter 2014, comprised mainly of the gain realized on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) ($599 million after tax) and the impairment of the Shtokman project in Russia ($350 million), compared to a negative impact of $1,683 million in the first quarter 2013, comprised essentially of a net loss relating to the sale of a 49% interest in the Voyageur upgrader project in Canada.

On March 31, 2014, there were 2,278 million fully-diluted shares, compared to 2,269 million on March 31, 2013.

Fully-diluted earnings per share, based on 2,277 million fully-diluted weighted-average shares, was $1.46 in the first quarter 2014 compared to $0.86 in the first quarter 2013, an increase of 70%.

➢             Investments — divestments(1)

Investments in the first quarter 2014, excluding acquisitions of $299 million and including the change in non-current loans of negative $103 million, were $5.2 billion compared to $6.4 billion in the first quarter 2013, a decrease of 19%.

Acquisitions in the first quarter 2014 were $299 million, essentially comprised of the carry on the Utica gas and condensate field in the United States and the acquisition of marketing assets in Egypt. Acquisitions in the first quarter 2013 were $1,233 million.

Asset sales in the first quarter 2014 were $1,476 million, essentially comprised of the sale of Angola block 15/06 and the partial IPO of an interest in GTT. Asset sales in the first quarter 2013 were $554 million.

Net investments in the first quarter 2014 were $4.0 billion compared to $6.6 billion in the first quarter 2013.

➢             Cash flow

Cash flow from operations was $5,338 million in the first quarter 2014, an increase of 9% compared to the first quarter 2013.

The Group’s net cash flow(2) in the first quarter 2014 was $1,313 million compared to negative $1,707 million in the first quarter 2013, essentially due to a decrease in net investments between the two periods.

The net-debt-to-equity ratio was 23.5% on March 31, 2014, compared to 23.3% on December 31, 2013 and 25.9% on March 31, 2013 (3).

•            ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which

(1)        Detail shown on page 9 of this exhibit.

(2)       Net cash flow = cash flow from operations - net investments (including other transactions with minority interests).

(3)       Detail shown on page 9 of this exhibit.

requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 17-20 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

➢             Upstream segment

•            Environment — liquids and gas price realizations*

	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Brent ($/b)	108.2	109.2	112.6	-4%
Average liquids price ($/b)	102.1	102.5	106.7	-4%
Average gas price ($/Mbtu)	7.06	7.36	7.31	-3%
Average hydrocarbons price ($/boe)	73.4	74.6	77.4	-5%

*              Consolidated subsidiaries, excluding fixed margins.

•            Production

Hydrocarbon production	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Combined production (kboe/d)	2,179	2,284	2,323	-6%
• Liquids (kb/d)	1,031	1,142	1,193	-14%
• Gas (Mcf/d)	6,268	6,260	6,137	+2%

Hydrocarbon production was 2,179 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2014, a decrease of 6% compared to 2,323 kboe/d for the first quarter 2013, essentially due to the following:

•             +1% for start-ups and growth from new projects and a lower level of maintenance, which more than offset the normal production decline;

•             -5.5% for portfolio changes, essentially the expiration of the ADCO license in the United Arab Emirates and the sale of TOTAL’s exploration and production assets in Trinidad & Tobago, partially offset by the increase in production related to the interest in Novatek; and

•             -1.5% for security issues in Libya and Nigeria.

Excluding the ADCO license, which expired in January 2014, hydrocarbon production in the first quarter 2014 decreased by 1% compared to the first quarter 2013 and increased slightly by 0.5% compared to the fourth quarter 2013.

•            Results

in millions of dollars	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Non-Group sales	6,666	6,990	7,199	-7%
Operating income	5,412	5,564	6,552	-17%
Adjustments affecting operating income	89	23	(3)	n/a
Adjusted operating income*	5,501	5,587	6,549	-16%
Adjusted net operating income*	3,092	3,065	3,257	-5%
• includes adjusted income from equity affiliates	733	704	837	-12%
Investments	5,311	9,498	6,941	-23%
Divestments	1,799	812	718	x2.5
Cash flow from operating activities	3,811	7,310	5,481	-30%

*              Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.

Adjusted net operating income from the Upstream segment was $3,092 million in the first quarter 2014 compared to $3,257 million the first quarter 2013, a decrease of 5%, reflecting essentially the lower average realized hydrocarbon prices between the two periods and a less favorable production mix, partially offset by a lower effective tax rate.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a negative impact on the segment’s adjusted net operating income in the first quarter 2014 of $155 million, comprised mainly of the gain realized on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) ($599 million after tax) partially offset by the impairment of the Shtokman project in Russia ($350 million), compared to a positive impact of $1,645 million in the first quarter 2013, consisting essentially of a net loss relating to the sale of a 49% interest in the Voyageur upgrader project in Canada.

The effective tax rate(1) for the Upstream segment was 59.5% compared to 62.7% in the first quarter 2013, which was particularly high due to non-deductible exploration charges.

The return on average capital employed (ROACE(2)) for the Upstream segment was 13% for the twelve months ended March 31, 2014, compared to 14% for the full-year 2013.

➢             Refining & Chemicals segment

• Refinery throughput and utilization rates*

	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Total refinery throughput (kb/d)	1,700	1,580	1,763	-4%
• France	617	535	627	-2%
• Rest of Europe	787	755	866	-9%
• Rest of world	296	290	270	+10%
Utilization rates**
• Based on crude only	77%	73%	83%
• Based on crude and other feedstock	83%	77%	86%

*              Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**     Based on distillation capacity at the beginning of the year.

The decrease in refinery throughput compared to the first quarter 2013 was essentially due to a turnaround at Grandpuits, some unplanned maintenance at Provence and Antwerp, and some voluntary shutdowns in response to weak refining margins in Europe. In the first quarter 2013, there was scheduled maintenance at Donges and a turnaround at Normandy for the modernization project.

(1)       Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

(2)       Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 10 of this exhibit.

•           Results

in millions of dollars (except the ERMI)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
European refining margin indicator - ERMI ($/t)	6.6	10.1	26.9	-75%
Non-Group sales	27,539	29,613	28,549	-4%
Operating income	165	(209)	343	-52%
Adjustments affecting operating income	163	630	95	+72%
Adjusted operating income*	328	421	438	-25%
Adjusted net operating income*	346	441	437	-21%
• Contribution of Specialty chemicals**	139	160	119	+17%
Investments	250	956	703	-64%
Divestments	11	45	36	-69%
Cash flow from operating activities	1,593	1,816	(382)	n/a

*              Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.

**         Hutchinson, Bostik, Atotech.

The ERMI averaged $6.6/t over the first quarter 2014, a decrease of 75% compared to $26.9/t for the first quarter 2013, in a very weak market for all refined products. Petrochemicals margins remained at high levels, particularly in the United States.

In this context, adjusted net operating income from the Refining & Chemicals segment was $346 million in the first quarter 2014, a decrease of 21% compared to $437 million in the first quarter 2013. This decrease was essentially due to the strong deterioration of the European refining environment, partially offset by better petrochemical and refining margins in the United States, which benefited the Port Arthur integrated platform, improvements in Specialty chemicals, and the ongoing implementation of synergy and efficiency plans in line with the objectives announced for 2014.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect in the first quarter 2014 had a positive impact on the segment’s adjusted net operating income of $111 million compared to a positive impact of $46 million in the first quarter 2013. The exclusion of special items had a positive impact in the first quarter 2014 on the segment’s adjusted net operating income of $10 million compared to a positive impact of $24 million in the first quarter 2013.

The ROACE for the Refining & Chemicals segment was 9% for the twelve months ended March 31, 2014, stable compared to the full-year 2013.

➢             Marketing & Services segment

•           Refined product sales

Sales in kb/d*	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	1,058	1,150	1,108	-5%
Rest of world	593	605	607	-2%
Total sales volumes	1,651	1,755	1,715	-4%

*              Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 9 of this exhibit); includes share of TotalErg.

In the first quarter 2014, sales decreased by 4% to 1,651 kb/d from 1,715 kb/d in the first quarter 2013, essentially due to a decrease in heating fuel and LPG sales in Europe that was linked to exceptionally mild winter weather this year versus the harsh winter in 2013. In contrast, gasoline sales by the retail network in Europe and Africa-Middle East increased between the two periods.

•           Results

in millions of dollars	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Non-Group sales	26,470	28,378	27,732	-5%
Operating income	335	468	488	-31%
Adjustments affecting operating income	18	57	28	-36%
Adjusted operating income*	353	525	516	-32%
Adjusted net operating income*	261	329	332	-21%
• Contribution of New Energies	28	26	(17)	n/a
Investments	276	820	246	+12%
Divestments	26	63	50	-48%
Cash flow from operating activities	89	442	(120)	n/a

*              Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.

The Marketing & Services segment’s non-Group sales were nearly $26.5 billion in the first quarter 2014, down 5% from approximately $27.7 billion in the first quarter 2013.

Adjusted net operating income from the Marketing & Services segment was $261 million in the first quarter 2014, a decrease of 21% compared to $332 million in the first quarter 2013, mainly due to the impact of weather on sales and lower margins in Europe, partially offset by better performance from Retail and Lubricants as well as improved results at New Energies.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect in the first quarter 2014 had a positive impact on the segment’s adjusted net operating income of $14 million compared to a positive impact of $18 million in the first quarter 2013. The exclusion of special items in the first quarter 2014 had no impact on the segment’s adjusted net operating income compared to a positive impact of $13 million in the first quarter 2013.

The ROACE for the Marketing & Services segment, which includes New Energies, was 15% for the twelve months ended March 31, 2014, compared to 16% for the full-year 2013.

•                           SUMMARY AND OUTLOOK

Pending approval at the May 16, 2014 Annual Shareholders Meeting, TOTAL S.A. will pay the remainder of the 2013 dividend on June 5, 2014, of €0.61/share (1), an increase of 3.4% compared to the interim dividends of 2013. The 2013 dividend represents a total of €2.38/share. In addition, the Board of Directors decided on April 29, 2014, to pay a first quarter 2014 interim dividend of €0.61/share on September 26, 2014(2).

In the Upstream, the next anticipated operated start-ups are the CLOV project in Angola at the end of June, then Laggan-Tormore in the United Kingdom and Ofon Phase 2 in Nigeria in the second half of the year. Following an encouraging start for exploration at the beginning of the year, the Group is continuing its high-potential exploration program in Brazil, in the Kwanza basin of Angola, South Africa and Ivory Coast.

In the second quarter 2014, production will be impacted by heavy seasonal maintenance activity, mainly in the UK, Norway and Thailand.

In the Downstream, the integrated Satorp refinery in Saudi Arabia is finalizing the start-up of its last units and should be fully operational in the coming months.

Refinery throughput in the second quarter 2014 will be affected by major turnarounds at Leuna and Vlissingen. Since the beginning of the second quarter 2014, European refining margins have recovered from the very low levels of the first quarter, and the refining and petrochemicals environment has remained favorable in the United States.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

(1)       The ex-dividend date would be June 2, 2014; for the ADR (NYSE:TOT), the ex-dividend date would be May 28, 2014.

(2)       The ex-dividend date will be September 23, 2014; for the ADR, the ex-dividend date will be September 18, 2014.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2013.

Operating information by segment

for the first quarter 2014

•                           Upstream

Combined liquids and gas production by region (kboe/d)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	394	405	392	+1%
Africa	655	644	692	-5%
Middle East	405	522	542	-25%
North America	82	75	71	+15%
South America	159	149	172	-8%
Asia-Pacific	242	242	236	+3%
CIS	242	247	218	+11%
Total production	2,179	2,284	2,323	-6%
Includes equity affiliates	583	692	681	-14%

Liquids production by region (kb/d)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	172	180	166	+4%
Africa	508	503	552	-8%
Middle East	203	314	329	-38%
North America	34	28	27	+26%
South America	50	50	57	-12%
Asia-Pacific	30	27	31	-3%
CIS	34	40	31	+10%
Total production	1,031	1,142	1,193	-14%
Includes equity affiliates	208	323	325	-36%

Gas production by region (Mcf/d)	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	1,215	1,242	1,215	—
Africa	748	690	707	+6%
Middle East	1,104	1,139	1,165	-5%
North America	266	261	250	+6%
South America	609	554	637	-4%
Asia-Pacific	1,202	1,258	1,151	+4%
CIS	1,124	1,116	1,012	+11%
Total production	6,268	6,260	6,137	+2%
Includes equity affiliates	2,029	1,995	1,922	+6%
Liquefied natural gas	1Q14	4Q13	1Q13	1Q14 vs 1Q13
LNG sales* (Mt)	3.12	3.39	2.93	+6%

*   Sales, Group share, excluding trading; 2013 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2013 SEC coefficient.

•                           Downstream (Refining & Chemicals and Marketing & Supply)

Refined product sales by region (kb/d)*	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Europe	1,912	1,945	1,978	-3%
Africa	475	496	448	+6%
Americas	474	473	481	-1%
Rest of world	573	546	505	+13%
Total consolidated sales	3,434	3,460	3,412	+1%
Includes bulk sales	540	505	521	+4%
Includes trading	1,243	1,200	1,176	+6%

* Includes share of TotalErg.

Investments — Divestments

in millions of dollars	1Q14	4Q13	1Q13	1Q14 vs 1Q13
Investments excluding acquisitions	5,202	8,848	6,412	-19%
• Capitalized exploration	319	390	478	-33%
• Increase in non-current loans	261	1,233	624	-58%
• Repayment of non-current loans	(364)	(584)	(259)	n/a
Acquisitions	299	1,885	1,233	-76%
Asset sales	1,476	355	554	x3
Other transactions with minority interests	—	1,639	471	n/a
Net investments*	4,025	8,739	6,620	-39%

* Net investments = investments including acquisitions — asset sales — other transactions with minority interests.

Net-debt-to-equity ratio

in millions of dollars	3/31/2014	12/31/2013	3/31/2013
Current borrowings	11,676	11,193	13,751
Net current financial assets	(522)	(358)	(685)
Net financial assets classified as held for sale	(17)	(179)	873
Non-current financial debt	37,506	34,574	29,294
Hedging instruments of non-current debt	(1,758)	(1,418)	(1,885)
Cash and cash equivalents	(22,787)	(20,200)	(17,178)
Net debt	24,098	23,612	24,170

Shareholders’ equity	103,136	100,241	94,524
Estimated dividend payable	(3,817)	(1,908)	(3,411)
Non-controlling interests	3,248	3,138	2,286
Equity	102,567	101,471	93,399

Net-debt-to-equity ratio	23.5%	23.3%	25.9%

Return on average capital employed

•                  Twelve months ended March 31, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	12,285	1,766	1,483
Capital employed at 3/31/2013*	86,034	21,860	9,610
Capital employed at 3/31/2014*	97,924	18,516	10,314
ROACE	13.4%	8.7%	14.9%

*              At replacement cost (excluding after-tax inventory effect).

•                  Full year 2013

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	12,450	1,857	1,554
Capital employed at 12/31/2012*	84,260	20,783	9,232
Capital employed at 12/31/2013*	95,529	19,752	10,051
ROACE	13.8%	9.2%	16.1%

*              At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
First quarter 2014	1.37	6.6	108.2	102.1	7.06
Fourth quarter 2013	1.36	10.1	109.2	102.5	7.36
Third quarter 2013	1.32	10.6	110.3	107.2	7.18
Second quarter 2013	1.31	24.1	102.4	96.6	6.62
First quarter 2013	1.32	26.9	112.6	106.7	7.31

*                       European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                  $1/t = $0.136/b.

***             Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

(M$) (a)	1st quarter 2014	4th quarter 2013	1st quarter 2013

Sales	60,687	64,975	63,561
Excise taxes	(5,832)	(6,208)	(5,541)
Revenues from sales	54,855	58,767	58,020

Purchases, net of inventory variation	(38,332)	(41,992)	(40,319)
Other operating expenses	(7,364)	(7,620)	(7,194)
Exploration costs	(619)	(658)	(406)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,745)	(2,934)	(2,853)
Other income	1,100	288	42
Other expense	(149)	(446)	(2,021)

Financial interest on debt	(201)	(217)	(223)
Financial income from marketable securities & cash equivalents	19	26	28
Cost of net debt	(182)	(191)	(195)

Other financial income	161	172	136
Other financial expense	(166)	(151)	(169)

Equity in net income (loss) of affiliates	473	844	949

Income taxes	(3,597)	(3,752)	(3,975)
Consolidated net income	3,435	2,327	2,015
Group share	3,335	2,234	1,948
Non-controlling interests	100	93	67
Earnings per share ($)	1.47	0.98	0.86
Fully-diluted earnings per share ($)	1.46	0.98	0.86

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

(M$)	1st quarter 2014	4th quarter 2013	1st quarter 2013

Consolidated net income	3,435	2,327	2,015

Other comprehensive income

Actuarial gains and losses	(199)	663	223
Tax effect	57	(284)	(87)
Currency translation adjustment generated by the mother company	3	1,484	(2,212)
Items not potentially reclassifiable to profit and loss	(139)	1,863	(2,076)
Currency translation adjustment	36	(768)	597
Available for sale financial assets	3	25	(5)
Cash flow hedge	35	23	15
Share of other comprehensive income of equity affiliates, net amount	(456)	(198)	47
Other	(3)	3	(11)
Tax effect	(13)	(12)	(3)
Items potentially reclassifiable to profit and loss	(398)	(927)	640
Total other comprehensive income (net amount)	(537)	936	(1,436)

Comprehensive income	2,898	3,263	579
- Group share	2,801	3,176	540
- Non-controlling interests	97	87	39

CONSOLIDATED BALANCE SHEET

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

(M$)	March 31, 2014	December 31, 2013	March 31, 2013

ASSETS

Non-current assets
Intangible assets, net	18,899	18,395	17,354
Property, plant and equipment, net	106,377	104,480	90,505
Equity affiliates : investments and loans	19,951	20,417	19,385
Other investments	2,091	1,666	1,566
Hedging instruments of non-current financial debt	1,758	1,418	1,885
Deferred income taxes	2,933	3,838	3,297
Other non-current assets	4,265	4,406	3,643
Total non-current assets	156,274	154,620	137,635

Current assets
Inventories, net	21,755	22,097	21,890
Accounts receivable, net	23,359	23,422	28,164
Other current assets	15,873	14,892	13,956
Current financial assets	872	739	799
Cash and cash equivalents	22,787	20,200	17,178
Assets classified as held for sale	2,472	3,253	5,833
Total current assets	87,118	84,603	87,820
Total assets	243,392	239,223	225,455

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,496	7,493	7,454
Paid-in surplus and retained earnings	101,568	98,254	94,559
Currency translation adjustment	(1,625)	(1,203)	(3,215)
Treasury shares	(4,303)	(4,303)	(4,274)
Total shareholders’ equity - Group Share	103,136	100,241	94,524
Non-controlling interests	3,248	3,138	2,286
Total shareholders’ equity	106,384	103,379	96,810

Non-current liabilities
Deferred income taxes	17,045	17,850	16,480
Employee benefits	4,362	4,235	4,486
Provisions and other non-current liabilities	17,582	17,517	14,795
Non-current financial debt	37,506	34,574	29,294
Total non-current liabilities	76,495	74,176	65,055

Current liabilities
Accounts payable	28,621	30,282	27,927
Other creditors and accrued liabilities	19,097	18,948	19,581
Current borrowings	11,676	11,193	13,751
Other current financial liabilities	350	381	114
Liabilities directly associated with the assets classified as held for sale	769	864	2,217
Total current liabilities	60,513	61,668	63,590
Total liabilities and shareholders’ equity	243,392	239,223	225,455

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

(M$)	1st quarter 2014	4th quarter 2013	1st quarter 2013

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,435	2,327	2,015
Depreciation, depletion and amortization	3,174	3,363	3,046
Non-current liabilities, valuation allowances and deferred taxes	399	825	59
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(1,023)	(193)	1,873
Undistributed affiliates’ equity earnings	11	(102)	(466)
(Increase) decrease in working capital	(685)	3,267	(1,726)
Other changes, net	27	91	112
Cash flow from operating activities	5,338	9,578	4,913

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,448)	(9,622)	(6,489)
Acquisitions of subsidiaries, net of cash acquired	—	—	(21)
Investments in equity affiliates and other securities	(156)	(462)	(770)
Increase in non-current loans	(261)	(1,233)	(624)
Total expenditures	(5,865)	(11,317)	(7,904)
Proceeds from disposals of intangible assets and property, plant and equipment	1,020	50	554
Proceeds from disposals of subsidiaries, net of cash sold	—	21	—
Proceeds from disposals of non-current investments	456	284	—
Repayment of non-current loans	364	584	259
Total divestments	1,840	939	813
Cash flow used in investing activities	(4,025)	(10,378)	(7,091)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	33	29	—
- Treasury shares	—	(2)	—
Dividends paid:
- Parent company shareholders	(1,835)	(1,821)	(1,760)
- Non-controlling interests	(7)	(49)	(2)
Other transactions with non-controlling interests	—	1,639	471
Net issuance (repayment) of non-current debt	4,189	2,137	3,765
Increase (decrease) in current borrowings	(1,167)	(1,418)	(4,268)
Increase (decrease) in current financial assets and liabilities	(117)	48	1,178
Cash flow used in financing activities	1,096	563	(616)
Net increase (decrease) in cash and cash equivalents	2,409	(237)	(2,794)
Effect of exchange rates	178	326	(437)
Cash and cash equivalents at the beginning of the period	20,200	20,111	20,409
Cash and cash equivalents at the end of the period	22,787	20,200	17,178

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity -	Non-controlling	Total shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity
As of January 1, 2013	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658
Net income of the first quarter (2013)	—	—	1,948	—	—	—	1,948	67	2,015
Other comprehensive Income	—	—	111	(1,519)	—	—	(1,408)	(28)	(1,436)
Comprehensive Income	—	—	2,059	(1,519)	—	—	540	39	579
Dividend	—	—	—	—	—	—	—	(2)	(2)
Issuance of common shares	480	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	220	—	—	—	—
Share-based payments	—	—	55	—	—	—	55	—	55
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(87)	—	—	—	(87)	558	471
Other items	—	—	47	—	—	—	47	2	49
As of March 31, 2013	2,365,933,626	7,454	94,559	(3,215)	(108,391,419)	(4,274)	94,524	2,286	96,810
Net income from April 1 to December 31, 2013	—	—	9,280	—	—	—	9,280	226	9,506
Other comprehensive Income	—	—	362	2,011	—	—	2,373	(28)	2,345
Comprehensive Income	—	—	9,642	2,011	—	—	11,653	198	11,851
Dividend	—	—	(7,116)	—	—	—	(7,116)	(154)	(7,270)
Issuance of common shares	11,744,534	39	446	—	—	—	485	—	485
Purchase of treasury shares	—	—	—	—	(4,414,200)	(238)	(238)	—	(238)
Sale of treasury shares (1)	—	—	(209)	—	3,591,171	209	—	—	—
Share-based payments	—	—	134	—	—	—	134	—	134
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	836	1	—	—	837	797	1,634
Other items	—	—	(38)	—	—	—	(38)	11	(27)
As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income of the first quarter (2014)	—	—	3,335	—	—	—	3,335	100	3,435
Other comprehensive Income	—	—	(112)	(422)	—	—	(534)	(3)	(537)
Comprehensive Income	—	—	3,223	(422)	—	—	2,801	97	2,898
Dividend	—	—	—	—	—	—	—	(7)	(7)
Issuance of common shares	581,525	3	30	—	—	—	33	—	33
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	6,775	—	—	—	—
Share-based payments	—	—	41	—	—	—	41	—	41
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(16)	—	—	—	(16)	16	—
Other items	—	—	36	—	—	—	36	4	40
As of March 31, 2014	2,378,259,685	7,496	101,568	(1,625)	(109,207,673)	(4,303)	103,136	3,248	106,384

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,666	27,539	26,470	12	—	60,687
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,102	38,335	22,206	61	(19,849)	54,855
Operating expenses	(6,514)	(37,792)	(21,689)	(169)	19,849	(46,315)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Operating income	5,412	165	335	(117)	—	5,795
Equity in net income (loss) of affiliates and other items	1,327	54	(8)	46	—	1,419
Tax on net operating income	(3,492)	6	(80)	(74)	—	(3,640)
Net operating income	3,247	225	247	(145)	—	3,574
Net cost of net debt						(139)
Non-controlling interests						(100)
Net income						3,335

1st quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26	—	—	—	—	26
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	26	—	—	—	—	26
Operating expenses	(115)	(163)	(18)	—	—	(296)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(89)	(163)	(18)	—	—	(270)
Equity in net income (loss) of affiliates and other items	280	(8)	—	—	—	272
Tax on net operating income	(36)	50	4	—	—	18
Net operating income (b)	155	(121)	(14)	—	—	20
Net cost of net debt						—
Non-controlling interests						(12)
Net income						8

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(163)	(18)	—
On net operating income	—	(111)	(14)	—

1st quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,640	27,539	26,470	12	—	60,661
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,076	38,335	22,206	61	(19,849)	54,829
Operating expenses	(6,399)	(37,629)	(21,671)	(169)	19,849	(46,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Adjusted operating income	5,501	328	353	(117)	—	6,065
Equity in net income (loss) of affiliates and other items	1,047	62	(8)	46	—	1,147
Tax on net operating income	(3,456)	(44)	(84)	(74)	—	(3,658)
Adjusted net operating income	3,092	346	261	(145)	—	3,554
Net cost of net debt						(139)
Non-controlling interests						(88)
Adjusted net income						3,327
Adjusted fully-diluted earnings per share ($)						1.46

(a) Except for earnings per share.

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,311	250	276	28	—	5,865
Total divestments	1,799	11	26	4	—	1,840
Cash flow from operating activities	3,811	1,593	89	(155)	—	5,338

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

4th quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,990	29,613	28,378	(6)	—	64,975
Intersegment sales	10,218	13,040	388	57	(23,703)	—
Excise taxes	—	(1,337)	(4,871)	—	—	(6,208)
Revenues from sales	17,208	41,316	23,895	51	(23,703)	58,767
Operating expenses	(9,498)	(40,949)	(23,226)	(300)	23,703	(50,270)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,146)	(576)	(201)	(11)	—	(2,934)
Operating income	5,564	(209)	468	(260)	—	5,563
Equity in net income (loss) of affiliates and other items	808	(75)	(38)	12	—	707
Tax on net operating income	(3,326)	(386)	(122)	42	—	(3,792)
Net operating income	3,046	(670)	308	(206)	—	2,478
Net cost of net debt						(151)
Non-controlling interests						(93)
Net income						2,234

4th quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(23)	—	—	—	—	(23)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(23)	—	—	—	—	(23)
Operating expenses	—	(458)	(53)	—	—	(511)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(172)	(4)	—	—	(176)
Operating income (b)	(23)	(630)	(57)	—	—	(710)
Equity in net income (loss) of affiliates and other items	—	(202)	(23)	—	—	(225)
Tax on net operating income	4	(279)	59	—	—	(216)
Net operating income (b)	(19)	(1,111)	(21)	—	—	(1,151)
Net cost of net debt						—
Non-controlling interests						—
Net income						(1,151)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(82)	(45)	—
On net operating income	—	(66)	(37)	—

4th quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,013	29,613	28,378	(6)	—	64,998
Intersegment sales	10,218	13,040	388	57	(23,703)	—
Excise taxes	—	(1,337)	(4,871)	—	—	(6,208)
Revenues from sales	17,231	41,316	23,895	51	(23,703)	58,790
Operating expenses	(9,498)	(40,491)	(23,173)	(300)	23,703	(49,759)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,146)	(404)	(197)	(11)	—	(2,758)
Adjusted operating income	5,587	421	525	(260)	—	6,273
Equity in net income (loss) of affiliates and other items	808	127	(15)	12	—	932
Tax on net operating income	(3,330)	(107)	(181)	42	—	(3,576)
Adjusted net operating income	3,065	441	329	(206)	—	3,629
Net cost of net debt						(151)
Non-controlling interests						(93)
Adjusted net income						3,385
Adjusted fully-diluted earnings per share ($)						1.49

(a) Except for earnings per share.

4th quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,498	956	820	43	—	11,317
Total divestments	812	45	63	19	—	939
Cash flow from operating activities	7,310	1,816	442	10	—	9,578

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

1st quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,199	28,549	27,732	81	—	63,561
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)
Revenues from sales	16,886	40,545	23,430	148	(22,989)	58,020
Operating expenses	(8,076)	(39,809)	(22,750)	(273)	22,989	(47,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,258)	(393)	(192)	(10)	—	(2,853)
Operating income	6,552	343	488	(135)	—	7,248
Equity in net income (loss) of affiliates and other items	(1,116)	95	(43)	1	—	(1,063)
Tax on net operating income	(3,824)	(71)	(144)	29	—	(4,010)
Net operating income	1,612	367	301	(105)	—	2,175
Net cost of net debt						(160)
Non-controlling interests						(67)
Net income						1,948

1st quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3	—	—	—	—	3
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	3	—	—	—	—	3
Operating expenses	—	(90)	(28)	—	—	(118)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(5)	—	—	—	(5)
Operating income (b)	3	(95)	(28)	—	—	(120)
Equity in net income (loss) of affiliates and other items	(1,875)	(13)	(13)	—	—	(1,901)
Tax on net operating income	227	38	10	—	—	275
Net operating income (b)	(1,645)	(70)	(31)	—	—	(1,746)
Net cost of net debt						—
Non-controlling interests						(4)
Net income						(1,750)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(88)	(28)	—
On net operating income	—	(46)	(18)	—

1st quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,196	28,549	27,732	81	—	63,558
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)
Revenues from sales	16,883	40,545	23,430	148	(22,989)	58,017
Operating expenses	(8,076)	(39,719)	(22,722)	(273)	22,989	(47,801)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,258)	(388)	(192)	(10)	—	(2,848)
Adjusted operating income	6,549	438	516	(135)	—	7,368
Equity in net income (loss) of affiliates and other items	759	108	(30)	1	—	838
Tax on net operating income	(4,051)	(109)	(154)	29	—	(4,285)
Adjusted net operating income	3,257	437	332	(105)	—	3,921
Net cost of net debt						(160)
Non-controlling interests						(63)
Adjusted net income						3,698
Adjusted fully-diluted earnings per share ($)						1.63

(a) Except for earnings per share.

1st quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,941	703	246	14	—	7,904
Total divestments	718	36	50	9	—	813
Cash flow from operating activities	5,481	(382)	(120)	(66)	—	4,913

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

1st quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	60,661	26	60,687
Excise taxes	(5,832)	—	(5,832)
Revenues from sales	54,829	26	54,855
Purchases, net of inventory variation	(38,151)	(181)	(38,332)
Other operating expenses	(7,249)	(115)	(7,364)
Exploration costs	(619)	—	(619)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,745)	—	(2,745)
Other income	452	648	1,100
Other expense	(130)	(19)	(149)
Financial interest on debt	(201)	—	(201)
Financial income from marketable securities & cash equivalents	19	—	19
Cost of net debt	(182)	—	(182)
Other financial income	161	—	161
Other financial expense	(166)	—	(166)
Equity in net income (loss) of affiliates	830	(357)	473
Income taxes	(3,615)	18	(3,597)
Consolidated net income	3,415	20	3,435
Group share	3,327	8	3,335
Non-controlling interests	88	12	100

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	63,558	3	63,561
Excise taxes	(5,541)	—	(5,541)
Revenues from sales	58,017	3	58,020
Purchases, net of inventory variation	(40,203)	(116)	(40,319)
Other operating expenses	(7,192)	(2)	(7,194)
Exploration costs	(406)	—	(406)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,848)	(5)	(2,853)
Other income	42	—	42
Other expense	(127)	(1,894)	(2,021)
Financial interest on debt	(223)	—	(223)
Financial income from marketable securities & cash equivalents	28	—	28
Cost of net debt	(195)	—	(195)
Other financial income	136	—	136
Other financial expense	(169)	—	(169)
Equity in net income (loss) of affiliates	956	(7)	949
Income taxes	(4,250)	275	(3,975)
Consolidated net income	3,761	(1,746)	2,015
Group share	3,698	(1,750)	1,948
Non-controlling interests	63	4	67

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2014

(unaudited, 2013 data converted from the Euro to the US Dollar (for information concerning this restatement, see Note 11 to these Consolidated Financial Statements))

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2014 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

In order to make the financial information of TOTAL more readable by better reflecting the performance of its activities mainly carried out in U.S. dollars, TOTAL has changed, effective January 1, 2014, the presentation currency of the Group’s consolidated financial statements from the Euro to the US Dollar. The statutory financial statements of TOTAL S.A., the parent company of the Group, remain prepared in euro. The dividend paid remains fixed in euro.

Following this change in accounting policy, the comparative consolidated financial statements are presented in U.S. dollars.

Currency translation adjustments have been set to zero as of January 1, 2004, the date of transition to IFRS. Cumulative currency translation adjustments are presented as if the Group had used the US Dollar as the presentation currency of its consolidated financial statements since that date.

The effects of the change in presentation currency are described in note 11 of the consolidated financial statements.

The accounting policies applied for the consolidated financial statements as of March 31, 2014 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2013 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2014 did not have a material impact on the Group’s consolidated financial statements as of March 31, 2014, with the exception of interpretation IFRIC 21:

•                  In May 2013, the IASB issued the interpretation IFRIC 21 “Levies”. This interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014. The text indicates that the obligating event for the recognition of a liability is the activity described in the relevant legislation that triggers the payment of the levy. The comparative consolidated financial statements have been restated accordingly.

The impact on shareholders’ equity as of January 1, 2011, is +$46 million. The impact on the statement of income for 2011 and 2012 is not significant. Net income, Group share, for 2013 is increased by $24 million (1st quarter: -$83 million, 2nd quarter: +$48 million, 3rd quarter: +$37 million, 4th quarter: +$22 million).

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2013.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

➢     Upstream

•                  TOTAL finalized in March 2014 the sale to Sonangol E&P of its interest in block 15/06 in Angola.

•                  TOTAL finalized in March 2014 the acquisition from InterOil Corporation of a 40.1% interest (before possible entry by the State) in block PRL 15 containing the gas field Elk-Antelope in Papua New Guinea for an amount of $405 million, paid on April 2, 2014.

•                  On the February 27, 2014, TOTAL floated GazTransport et Technigaz S.A. (GTT), an engineering company specializing in the design of cryogenic membranes for the transport and storage of LNG. With this quotation on Euronext Paris, TOTAL has reduced its interest in the equity of the company from 30.0% to 10.4%. The listing was completed at a price of €46 per share, valuing 100% of the equity of the company on the issue date at €1.7 billion. This sale generated a gain on disposal of $599 million after tax.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2014	Inventory valuation effect	—	(163)	(18)	—	(181)
	Effect of changes in fair value	26	—	—	—	26
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	(115)	—	—	—	(115)
Total		(89)	(163)	(18)	—	(270)
1st quarter 2013	Inventory valuation effect	—	(88)	(28)	—	(116)
	Effect of changes in fair value	3	—	—	—	3
	Restructuring charges	—	(2)	—	—	(2)
	Asset impairment charges	—	(5)	—	—	(5)
	Other items	—	—	—	—	—
Total		3	(95)	(28)	—	(120)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2014	Inventory valuation effect	—	(111)	(26)	—	(137)
	Effect of changes in fair value	21	—	—	—	21
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(350)	—	—	—	(350)
	Gains (losses) on disposals of assets	599	—	—	—	599
	Other items	(115)	(10)	—	—	(125)
Total		155	(121)	(26)	—	8
1st quarter 2013	Inventory valuation effect	—	(46)	(22)	—	(68)
	Effect of changes in fair value	1	—	—	—	1
	Restructuring charges	—	(20)	(13)	—	(33)
	Asset impairment charges	—	(4)	—	—	(4)
	Gains (losses) on disposals of assets	(1,646)	—	—	—	(1,646)
	Other items	—	—	—	—	—
Total		(1,645)	(70)	(35)	—	(1,750)

Extensive studies have confirmed a technical scheme to develop the Shtokman field in Russia, but at a too high cost that does not provide an acceptable profitability. The Group  remains in contact with Gazprom to study other technical schemes that enhance the economics and to define an eventual future participation in the development of the field. In the meantime, the Group has decided to depreciate its investment of $350 million in this project.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of March 31, 2014, TOTAL S.A. holds 8,876,405 of its own shares, representing 0.37% of its share capital, detailed as follows:

•                  8,757,420 shares allocated to TOTAL share grant plans for Group employees; and

•                  118,985 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of March 31, 2014, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.22% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. has paid three quarterly interim dividends for the fiscal year 2013:

•                 A first quarterly interim dividend for the fiscal year 2013 of €0.59 per share, decided by the Board of Directors on April 25, 2013, was paid on September 27, 2013.

•                 A second quarterly interim dividend for the fiscal year 2013 of €0.59 per share, decided by the Board of Directors on July 25, 2013, was paid on December 19, 2013.

•                 A third quarterly interim dividend for the fiscal year 2013 of €0.59 per share, decided by the Board of Directors on October 30, 2013, was paid on March 27, 2014.

A resolution will be submitted at the shareholders’ meeting on May 16, 2014 to pay a dividend of €2.38 per share for the 2013 fiscal year, i.e. a balance of €0.61 per share to be distributed after deducting the three quarterly interim dividends of €0.59 per share that will have already been paid. This remainder will be paid on June 5, 2014 (the ex-dividend date will be June 2, 2014).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to 1.07 Euro per share for the 1st quarter 2014 (0.72 Euro per share for the 4th quarter 2013 and 0.65 Euro per share for the 1st quarter 2013). Diluted earnings per share calculated using the same method amounted to 1.07 Euro per share for the 1st quarter 2014 (0.72 Euro per share for the 4th quarter 2013 and 0.65 Euro per share for the 1st quarter 2013).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	1 st quarter 2014		1 st quarter 2013
Actuarial gains and losses		(199)		223
Tax effect		57		(87)
Currency translation adjustment generated by the mother company		3		(2,212)
Items not potentially reclassifiable to profit or loss		(139)		(2,076)

Currency translation adjustment		36		597
- unrealized gain/(loss) of the period	40		579
- less gain/(loss) included in net income	4		(18)

Available for sale financial assets		3		(5)
- unrealized gain/(loss) of the period	3		(5)
- less gain/(loss) included in net income	—		—

Cash flow hedge		35		15
- unrealized gain/(loss) of the period	(29)		(112)
- less gain/(loss) included in net income	(64)		(127)
Share of other comprehensive income of equity affiliates, net amount		(456)		47

Other		(3)		(11)
- unrealized gain/(loss) of the period	(3)		(11)
- less gain/(loss) included in net income	—		—

Tax effect		(13)		(3)
Items potentially reclassifiable to profit or loss		(398)		640
Total other comprehensive income, net amount		(537)		(1,436)

Tax effects relating to each component of other comprehensive income are as follows:

	1 st quarter 2014			1 st quarter 2013
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(199)	57	(142)	223	(87)	136
Currency translation adjustment generated by the mother company	3	—	3	(2,212)	—	(2,212)
Items not potentially reclassifiable to profit or loss	(196)	57	(139)	(1,989)	(87)	(2,076)
Currency translation adjustment	36	—	36	597	—	597
Available for sale financial assets	3	—	3	(5)	3	(2)
Cash flow hedge	35	(13)	22	15	(6)	9
Share of other comprehensive income of equity affiliates, net amount	(456)	—	(456)	47	—	47
Other	(3)	—	(3)	(11)	—	(11)
Items potentially reclassifiable to profit or loss	(385)	(13)	(398)	643	(3)	640
Total other comprehensive income	(581)	44	(537)	(1,346)	(90)	(1,436)

5) Financial debt

The Group issued bonds through its subsidiary Total Capital International, during the first three months of 2014:

-                    Bond 1.000% 2014-2017 (500 million USD)

-                    Bond 2.125% 2014-2019 (750 million USD)

-                    Bond 3.750% 2014-2024 (1,250 million USD)

-                    Bond 4.125% 2014-2019 (150 million AUD)

-                    Bond US Libor 3 months +38 bp 2014-2019 (200 million USD)

-                    Bond 3.000% 2014-2044 (100 million EUR)

-                    Bond 2.500% 2014-2026 (850 million EUR)

The Group reimbursed bonds during the first three months of 2014:

-                    Bond 1.625% 2011-2014 (750 million USD)

-                    Bond US Libor 3 months +38 bp 2011-2014 (750 million USD)

-                    Bond 5.750% 2011-2014 (100 million AUD)

-                    Bond 3.500% 2009-2014 (1,000 million EUR)

-                    Bond 3.240% 2009-2014 (396 million HKD)

-                    Bond 3.500% 2009-2014 (150 million EUR)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first three months of 2014.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Refining & Chemicals segment

As part of the spin-off of Arkema1 in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema for a period of ten years a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

As of December 31, 2013, all public and civil proceedings covered by the guarantee were definitively resolved in Europe and in the United States. Despite the fact that Arkema has implemented since 2001 compliance procedures that are designed to prevent its employees from violating antitrust provisions, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off.

Marketing & Services segment

•                  Following the appeal lodged by the Group’s companies against the European Commission’s 2008 decision fining Total Marketing Services an amount of €128.2 million, in relation to practices regarding a product line of the Marketing & Services segment, which the company had already paid, and concerning which TOTAL S.A. was declared jointly liable as the parent company, the relevant European court decided during the third quarter of 2013 to reduce the fine imposed on Total Marketing Services to €125.5 million without modifying the liability of TOTAL S.A. as parent company. Appeals have been lodged against this judgment.

•                  In the Netherlands, a civil proceeding was initiated against TOTAL S.A., Total Marketing Services and other companies, by third parties alleging damages in connection with practices already sanctioned by the European Commission. At this stage, the plaintiffs have not communicated the amount of their claim.

•                  Finally, in Italy, in 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure follows practices that had been sanctioned by the Italian competition authority in 2006. The existence and the assessment of the alleged damages in this procedure involving multiple defendants are strongly contested.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, a deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

(1)  Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the Toulouse Criminal Court. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the event, were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €12.0 million reserve remains booked in the Group’s consolidated financial statements as of March 31, 2014.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed at verifying whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after several years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted the appointment of a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements.

With respect to the same facts, TOTAL and its Chairman and Chief Executive Officer, who was President of the Middle East at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. The investigating magistrate has not yet issued his decision.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences for its future planned operations.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group Employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 is irrevocable since the Prosecutor’s office did not appeal this part of the Criminal Court’s decision.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges against some of the Group’s employees and to refer the case for trial for a reduced number of charges. The trial started on September 26, 2012.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered a decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector of withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002, unable to recover the amounts corresponding to the withholding taxes in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration lodged a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal as well as interest for late payment.

Total Gabon

On February 14, 2014, Total Gabon received a tax re-assessment notice from the Ministère de l’Économie et de la Prospective of the Gabonese Republic accompanied by a partial tax collection notice, following the tax audit of Total Gabon in relation to the years 2008 to 2010. The amount referred to in the above tax re-assessment notice is US $805 million. The partial tax collection procedure was suspended on March 5, 2014 further to the action that Total Gabon engaged before the Tax Administration.

Total Gabon disputes the grounds for the re-assessment and the associated amounts. The opening of a new space for discussion with the Tax Administration will enable to reexamine the notified grounds for the re-assessment.

Kashagan

In Kazakhstan, the Atyrau Region Environmental Department (“ARED”) launched against the consortium developing the Kashagan field, in which TOTAL holds an interest of 16.81%, a procedure alleging non-compliance with environmental legislation related to gas emissions (flaring). ARED issued a claim on March 7, 2014, for an amount of approximately US dollars 737 million (KZT 134 billion), of which TOTAL’s share would be approximately US $124 million (KZT 22.5 billion). The Kashagan project’s consortium disputes these allegations.

8) Information by business segment

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,666	27,539	26,470	12	—	60,687
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,102	38,335	22,206	61	(19,849)	54,855
Operating expenses	(6,514)	(37,792)	(21,689)	(169)	19,849	(46,315)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Operating income	5,412	165	335	(117)	—	5,795
Equity in net income (loss) of affiliates and other items	1,327	54	(8)	46	—	1,419
Tax on net operating income	(3,492)	6	(80)	(74)	—	(3,640)
Net operating income	3,247	225	247	(145)	—	3,574
Net cost of net debt						(139)
Non-controlling interests						(100)
Net income						3,335

1st quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26	—	—	—	—	26
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	26	—	—	—	—	26
Operating expenses	(115)	(163)	(18)	—	—	(296)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(89)	(163)	(18)	—	—	(270)
Equity in net income (loss) of affiliates and other items	280	(8)	—	—	—	272
Tax on net operating income	(36)	50	4	—	—	18
Net operating income (b)	155	(121)	(14)	—	—	20
Net cost of net debt						—
Non-controlling interests						(12)
Net income						8

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(163)	(18)	—
- On net operating income	—	(111)	(14)	—

1st quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,640	27,539	26,470	12	—	60,661
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,076	38,335	22,206	61	(19,849)	54,829
Operating expenses	(6,399)	(37,629)	(21,671)	(169)	19,849	(46,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Adjusted operating income	5,501	328	353	(117)	—	6,065
Equity in net income (loss) of affiliates and other items	1,047	62	(8)	46	—	1,147
Tax on net operating income	(3,456)	(44)	(84)	(74)	—	(3,658)
Adjusted net operating income	3,092	346	261	(145)	—	3,554
Net cost of net debt						(139)
Non-controlling interests						(88)
Ajusted net income						3,327
Adjusted fully-diluted earnings per share ($)						1.46

(a) Except for earnings per share.

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,311	250	276	28	—	5,865
Total divestments	1,799	11	26	4	—	1,840
Cash flow from operating activities	3,811	1,593	89	(155)	—	5,338

1st quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,199	28,549	27,732	81	—	63,561
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)
Revenues from sales	16,886	40,545	23,430	148	(22,989)	58,020
Operating expenses	(8,076)	(39,809)	(22,750)	(273)	22,989	(47,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,258)	(393)	(192)	(10)	—	(2,853)
Operating income	6,552	343	488	(135)	—	7,248
Equity in net income (loss) of affiliates and other items	(1,116)	95	(43)	1	—	(1,063)
Tax on net operating income	(3,824)	(71)	(144)	29	—	(4,010)
Net operating income	1,612	367	301	(105)	—	2,175
Net cost of net debt						(160)
Non-controlling interests						(67)
Net income						1,948

1st quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3	—	—	—	—	3
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	3	—	—	—	—	3
Operating expenses	—	(90)	(28)	—	—	(118)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(5)	—	—	—	(5)
Operating income (b)	3	(95)	(28)	—	—	(120)
Equity in net income (loss) of affiliates and other items	(1,875)	(13)	(13)	—	—	(1,901)
Tax on net operating income	227	38	10	—	—	275
Net operating income (b)	(1,645)	(70)	(31)	—	—	(1,746)
Net cost of net debt						—
Non-controlling interests						(4)
Net income						(1,750)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(88)	(28)	—
- On net operating income	—	(46)	(18)	—

1st quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,196	28,549	27,732	81	—	63,558
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)
Revenues from sales	16,883	40,545	23,430	148	(22,989)	58,017
Operating expenses	(8,076)	(39,719)	(22,722)	(273)	22,989	(47,801)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,258)	(388)	(192)	(10)	—	(2,848)
Adjusted operating income	6,549	438	516	(135)	—	7,368
Equity in net income (loss) of affiliates and other items	759	108	(30)	1	—	838
Tax on net operating income	(4,051)	(109)	(154)	29	—	(4,285)
Adjusted net operating income	3,257	437	332	(105)	—	3,921
Net cost of net debt						(160)
Non-controlling interests						(63)
Ajusted net income						3,698
Adjusted fully-diluted earnings per share ($)						1.63

(a) Except for earnings per share.

1st quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,941	703	246	14	—	7,904
Total divestments	718	36	50	9	—	813
Cash flow from operating activities	5,481	(382)	(120)	(66)	—	4,913

9) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1er quarter 2014			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	60,661	26	60,687
Excise taxes	(5,832)	—	(5,832)
Revenues from sales	54,829	26	54,855

Purchases net of inventory variation	(38,151)	(181)	(38,332)
Other operating expenses	(7,249)	(115)	(7,364)
Exploration costs	(619)	—	(619)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,745)	—	(2,745)
Other income	452	648	1,100
Other expense	(130)	(19)	(149)

Financial interest on debt	(201)	—	(201)
Financial income from marketable securities & cash equivalents	19	—	19
Cost of net debt	(182)	—	(182)

Other financial income	161	—	161
Other financial expense	(166)	—	(166)

Equity in net income (loss) of affiliates	830	(357)	473

Income taxes	(3,615)	18	(3,597)
Consolidated net income	3,415	20	3,435
Group share	3,327	8	3,335
Non-controlling interests	88	12	100

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1er quarter 2013			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	63,558	3	63,561
Excise taxes	(5,541)	—	(5,541)
Revenues from sales	58,017	3	58,020

Purchases net of inventory variation	(40,203)	(116)	(40,319)
Other operating expenses	(7,192)	(2)	(7,194)
Exploration costs	(406)	—	(406)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,848)	(5)	(2,853)
Other income	42	—	42
Other expense	(127)	(1,894)	(2,021)

Financial interest on debt	(223)	—	(223)
Financial income from marketable securities & cash equivalents	28	—	28
Cost of net debt	(195)	—	(195)

Other financial income	136	—	136
Other financial expense	(169)	—	(169)

Equity in net income (loss) of affiliates	956	(7)	949

Income taxes	(4,250)	275	(3,975)
Consolidated net income	3,761	(1,746)	2,015
Group share	3,698	(1,750)	1,948
Non-controlling interests	63	4	67

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) CHANGES IN PROGRESS IN THE GROUP STRUCTURE

➢                                     Upstream

•                  TOTAL announced in November 2012 the finalization of an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). This transaction remains subject to the approval by the relevant authorities. At March 31, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $2,472 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $769 million. The assets concerned mainly include tangible assets for an amount of $2,054 million.

11) Notes to the unaudited consolidated financial information in U.S. dollars

This note includes comparative consolidated financial information presented in U.S. Dollars for the years 2011, 2012 and 2013, and for the quarters of the year 2013. This information was published on the April 15, 2014.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

For the year ended December 31, (M$) (a)	2013	2012	2011

Sales	251,725	257,037	257,084
Excise taxes	(23,756)	(22,821)	(25,254)
Revenues from sales	227,969	234,216	231,830

Purchases, net of inventory variation	(160,849)	(162,908)	(158,533)
Other operating expenses	(28,764)	(29,273)	(27,549)
Exploration costs	(2,169)	(1,857)	(1,418)
Depreciation, depletion and amortization of tangible assets and mineral interests	(11,994)	(12,237)	(10,448)
Other income	2,290	1,897	2,975
Other expense	(2,800)	(1,178)	(1,738)

Financial interest on debt	(889)	(863)	(992)
Financial income from marketable securities & cash equivalents	85	128	380
Cost of net debt	(804)	(735)	(612)

Other financial income	696	717	848
Other financial expense	(702)	(641)	(597)

Equity in net income (loss) of affiliates	3,415	2,582	2,680

Income taxes	(14,767)	(16,747)	(19,614)
Consolidated net income	11,521	13,836	17,824
Group share	11,228	13,648	17,400
Non-controlling interests	293	188	424
Earnings per share ($)	4.96	6.05	7.74
Fully-diluted earnings per share ($)	4.94	6.02	7.71

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

For the year ended December 31, (M$)	2013	2012	2011

Consolidated net income	11,521	13,836	17,824

Other comprehensive income

Actuarial gains and losses	682	(1,171)	(742)
Tax effect	(287)	465	266
Currency translation adjustment generated by the mother company	3,129	1,324	(2,347)
Items not potentially reclassifiable to profit and loss	3,524	618	(2,823)
Currency translation adjustment	(1,925)	(397)	993
Available for sale financial assets	33	(435)	469
Cash flow hedge	156	83	(117)
Share of other comprehensive income of equity affiliates, net amount	(805)	249	(203)
Other	(12)	(18)	(10)
Tax effect	(62)	82	(77)
Items potentially reclassifiable to profit and loss	(2,615)	(436)	1,055
Total other comprehensive income (net amount)	909	182	(1,768)

Comprehensive income	12,430	14,018	16,056
- Group share	12,193	13,848	15,682
- Non-controlling interests	237	170	374

CONSOLIDATED BALANCE SHEET

TOTAL

(unaudited)

As of December 31, (M$)	2013	2012	2011

ASSETS

Non-current assets
Intangible assets, net	18,395	16,965	16,062
Property, plant and equipment, net	104,480	91,477	83,400
Equity affiliates : investments and loans	20,417	18,153	16,814
Other investments	1,666	1,571	4,755
Hedging instruments of non-current financial debt	1,418	2,145	2,557
Deferred income taxes	3,838	2,982	2,653
Other non-current assets	4,406	3,513	3,179
Total non-current assets	154,620	136,806	129,420

Current assets
Inventories, net	22,097	22,954	23,447
Accounts receivable, net	23,422	25,339	25,941
Other current assets	14,892	13,307	13,932
Current financial assets	739	2,061	906
Cash and cash equivalents	20,200	20,409	18,147
Assets classified as held for sale	3,253	5,010	—
Total current assets	84,603	89,080	82,373
Total assets	239,223	225,886	211,793

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,493	7,454	7,447
Paid-in surplus and retained earnings	98,254	92,485	86,461
Currency translation adjustment	(1,203)	(1,696)	(2,884)
Treasury shares	(4,303)	(4,274)	(4,357)
Total shareholders’ equity - Group Share	100,241	93,969	86,667
Non-controlling interests	3,138	1,689	1,749
Total shareholders’ equity	103,379	95,658	88,416

Non-current liabilities
Deferred income taxes	17,850	16,006	15,340
Employee benefits	4,235	4,939	4,380
Provisions and other non-current liabilities	17,517	15,285	14,114
Non-current financial debt	34,574	29,392	29,186
Total non-current liabilities	74,176	65,622	63,020

Current liabilities
Accounts payable	30,282	28,563	28,577
Other creditors and accrued liabilities	18,948	19,316	19,045
Current borrowings	11,193	14,535	12,519
Other current financial liabilities	381	232	216
Liabilities directly associated with the assets classified as held for sale	864	1,960	—
Total current liabilities	61,668	64,606	60,357
Total liabilities and shareholders’ equity	239,223	225,886	211,793

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

For the year ended December 31, (M$)	2013	2012	2011

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	11,521	13,836	17,824
Depreciation, depletion and amortization	13,358	13,466	12,010
Non-current liabilities, valuation allowances and deferred taxes	1,567	1,889	2,272
Impact of coverage of pension benefit plans	—	(465)	—
(Gains) losses on disposals of assets	(80)	(1,715)	(2,479)
Undistributed affiliates’ equity earnings	(775)	272	(149)
(Increase) decrease in working capital	2,525	1,392	(2,421)
Other changes, net	397	183	136
Cash flow from operating activities	28,513	28,858	27,193

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(29,748)	(25,574)	(24,986)
Acquisitions of subsidiaries, net of cash acquired	(21)	(245)	(1,189)
Investments in equity affiliates and other securities	(1,756)	(1,152)	(6,299)
Increase in non-current loans	(2,906)	(2,504)	(1,687)
Total expenditures	(34,431)	(29,475)	(34,161)
Proceeds from disposals of intangible assets and property, plant and equipment	1,766	1,822	2,003
Proceeds from disposals of subsidiaries, net of cash sold	2,654	452	800
Proceeds from disposals of non-current investments	330	3,618	7,922
Repayment of non-current loans	1,649	1,651	1,215
Total divestments	6,399	7,543	11,940
Cash flow used in investing activities	(28,032)	(21,932)	(22,221)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	485	41	670
- Treasury shares	(238)	(88)	—
Dividends paid:
- Parent company shareholders	(7,128)	(6,660)	(7,155)
- Non-controlling interests	(156)	(133)	(239)
Other transactions with non-controlling interests	2,153	—	(798)
Net issuance (repayment) of non-current debt	11,102	6,780	5,664
Increase (decrease) in current borrowings	(9,037)	(3,540)	(5,387)
Increase (decrease) in current financial assets and liabilities	1,298	(1,217)	1,247
Cash flow used in financing activities	(1,521)	(4,817)	(5,998)
Net increase (decrease) in cash and cash equivalents	(1,040)	2,109	(1,026)
Effect of exchange rates	831	153	(187)
Cash and cash equivalents at the beginning of the period	20,409	18,147	19,360
Cash and cash equivalents at the end of the period	20,200	20,409	18,147

Consolidated statement of changes in shareholders’ equity

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity -	Non-controlling	Total shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity
As of January 1, 2011	2,349,640,931	7,398	78,165	(1,291)	(112,487,679)	(4,524)	79,748	1,144	80,892
Net income 2011	—	—	17,400	—	—	—	17,400	424	17,824
Other comprehensive income	—	—	(153)	(1,565)	—	—	(1,718)	(50)	(1,768)
Comprehensive Income	—	—	17,247	(1,565)	—	—	15,682	374	16,056
Dividend	—	—	(8,988)	—	—	—	(8,988)	(239)	(9,227)
Issuance of common shares	14,126,382	49	621	—	—	—	670	—	670
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(167)	—	2,933,506	167	—	—	—
Share-based payments	—	—	224	—	—	—	224	—	224
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(609)	(28)	—	—	(637)	(161)	(798)
Other items	—	—	(32)	—	—	—	(32)	631	599
As of December 31, 2011	2,363,767,313	7,447	86,461	(2,884)	(109,554,173)	(4,357)	86,667	1,749	88,416
Net income 2012	—	—	13,648	—	—	—	13,648	188	13,836
Other comprehensive income	—	—	(987)	1,187	—	—	200	(18)	182
Comprehensive Income	—	—	12,661	1,187	—	—	13,848	170	14,018
Dividend	—	—	(6,728)	—	—	—	(6,728)	(133)	(6,861)
Issuance of common shares	2,165,833	7	34	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	(1,800,000)	(88)	(88)	—	(88)
Sale of treasury shares(a)	—	—	(171)	—	2,962,534	171	—	—	—
Share-based payments	—	—	188	—	—	—	188	—	188
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	20	1	—	—	21	(21)	—
Other items	—	—	20	—	—	—	20	(76)	(56)
As of December 31, 2012	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658
Net income 2013	—	—	11,228	—	—	—	11,228	293	11,521
Other comprehensive income	—	—	473	492	—	—	965	(56)	909
Comprehensive Income	—	—	11,701	492	—	—	12,193	237	12,430
Dividend	—	—	(7,116)	—	—	—	(7,116)	(156)	(7,272)
Issuance of common shares	11,745,014	39	446	—	—	—	485	—	485
Purchase of treasury shares	—	—	—	—	(4,414,200)	(238)	(238)	—	(238)
Sale of treasury shares(a)	—	—	(209)	—	3,591,391	209	—	—	—
Share-based payments	—	—	189	—	—	—	189	—	189
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	749	1	—	—	750	1,355	2,105
Other items	—	—	9	—	—	—	9	13	22
As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379

(a) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

For the year ended December 31, 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26,367	114,483	110,873	2	—	251,725
Intersegment sales	37,650	52,275	2,159	177	(92,261)	—
Excise taxes	—	(4,814)	(18,942)	—	—	(23,756)
Revenues from sales	64,017	161,944	94,090	179	(92,261)	227,969
Operating expenses	(31,875)	(160,031)	(91,343)	(794)	92,261	(191,782)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,484)	(1,736)	(733)	(41)	—	(11,994)
Operating income	22,658	177	2,014	(656)	—	24,193
Equity in net income (loss) of affiliates and other items	2,688	181	55	(25)	—	2,899
Tax on net operating income	(13,706)	(612)	(560)	(29)	—	(14,907)
Net operating income	11,640	(254)	1,509	(710)	—	12,185
Net cost of net debt						(664)
Non-controlling interests						(293)
Net income						11,228

For the year ended December 31, 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(74)	—	—	—	—	(74)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(74)	—	—	—	—	(74)
Operating expenses	(113)	(1,405)	(134)	—	—	(1,652)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(184)	(4)	—	—	(1,043)
Operating income (b)	(1,042)	(1,589)	(138)	—	—	(2,769)
Equity in net income (loss) of affiliates and other items	(305)	(268)	4	(34)	—	(603)
Tax on net operating income	537	(254)	89	(45)	—	327
Net operating income (b)	(810)	(2,111)	(45)	(79)	—	(3,045)
Net cost of net debt						—
Non-controlling interests						(19)
Net income						(3,064)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(978)	(87)	—
On net operating income	—	(656)	(63)	—

For the year ended December 31, 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26,441	114,483	110,873	2	—	251,799
Intersegment sales	37,650	52,275	2,159	177	(92,261)	—
Excise taxes	—	(4,814)	(18,942)	—	—	(23,756)
Revenues from sales	64,091	161,944	94,090	179	(92,261)	228,043
Operating expenses	(31,762)	(158,626)	(91,209)	(794)	92,261	(190,130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,629)	(1,552)	(729)	(41)	—	(10,951)
Adjusted operating income	23,700	1,766	2,152	(656)	—	26,962
Equity in net income (loss) of affiliates and other items	2,993	449	51	9	—	3,502
Tax on net operating income	(14,243)	(358)	(649)	16	—	(15,234)
Adjusted net operating income	12,450	1,857	1,554	(631)	—	15,230
Net cost of net debt						(664)
Non-controlling interests						(274)
Adjusted net income						14,292
Adjusted fully-diluted earnings per share ($)						6.29

(a) Except for earnings per share.

For the year ended December 31, 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	29,750	2,708	1,814	159	—	34,431
Total divestments	5,786	365	186	62	—	6,399
Cash flow from operating activities	21,857	4,260	2,557	(161)	—	28,513
Balance sheet as of December 31, 2013
Property, plant and equipment, intangible assets, net	103,667	12,407	6,441	360	—	122,875
Investments & loans in equity affiliates	15,862	3,542	1,013	—	—	20,417
Other non-current assets	5,691	1,427	2,014	778	—	9,910
Working capital	(327)	10,458	3,779	(2,729)	—	11,181
Provisions and other non-current liabilities	(31,574)	(4,437)	(2,303)	(1,288)	—	(39,602)
Assets and liabilities classified as held for sale	2,210	—	—	—	—	2,210
Capital Employed (balance sheet)	95,529	23,397	10,944	(2,879)	—	126,991
Less inventory valuation effect	—	(3,645)	(893)	(2)	—	(4,540)
Capital Employed (Business segment information)	95,529	19,752	10,051	(2,881)	—	122,451
ROACE as a percentage (1)	14%	9%	16%	—	—	13%

(1) ROACE (Return on Average Capital Employed):  Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	28,449	117,067	111,281	240	—	257,037
Intersegment sales	40,498	57,134	970	256	(98,858)	—
Excise taxes	—	(4,616)	(18,205)	—	—	(22,821)
Revenues from sales	68,947	169,585	94,046	496	(98,858)	234,216
Operating expenses	(33,361)	(166,379)	(91,907)	(1,249)	98,858	(194,038)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,555)	(1,856)	(780)	(46)	—	(12,237)
Operating income	26,031	1,350	1,359	(799)	—	27,941
Equity in net income (loss) of affiliates and other items	3,005	271	(252)	353	—	3,377
Tax on net operating income	(15,879)	(337)	(488)	(163)	—	(16,867)
Net operating income	13,157	1,284	619	(609)	—	14,451
Net cost of net debt						(615)
Non-controlling interests						(188)
Net income						13,648

For the year ended December 31, 2012 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(12)	—	—	—	—	(12)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(12)	—	—	—	—	(12)
Operating expenses	(752)	(257)	(294)	(115)	—	(1,418)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,538)	(266)	(87)	—	—	(1,891)
Operating income (b)	(2,302)	(523)	(381)	(115)	—	(3,321)
Equity in net income (loss) of affiliates and other items	326	(51)	(154)	188	—	309
Tax on net operating income	817	90	85	(139)	—	853
Net operating income (b)	(1,159)	(484)	(450)	(66)	—	(2,159)
Net cost of net debt						—
Non-controlling interests						35
Net income						(2,124)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(230)	(71)	—
On net operating income	—	(149)	(50)	—

For the year ended December 31, 2012 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	28,461	117,067	111,281	240	—	257,049
Intersegment sales	40,498	57,134	970	256	(98,858)	—
Excise taxes	—	(4,616)	(18,205)	—	—	(22,821)
Revenues from sales	68,959	169,585	94,046	496	(98,858)	234,228
Operating expenses	(32,609)	(166,122)	(91,613)	(1,134)	98,858	(192,620)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,017)	(1,590)	(693)	(46)	—	(10,346)
Adjusted operating income	28,333	1,873	1,740	(684)	—	31,262
Equity in net income (loss) of affiliates and other items	2,679	322	(98)	165	—	3,068
Tax on net operating income	(16,696)	(427)	(573)	(24)	—	(17,720)
Adjusted net operating income	14,316	1,768	1,069	(543)	—	16,610
Net cost of net debt						(615)
Non-controlling interests						(223)
Adjusted net income						15,772
Adjusted fully-diluted earnings per share ($)						6.96

(a) Except for earnings per share.

For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	25,200	2,502	1,671	102	—	29,475
Total divestments	3,595	392	196	3,360	—	7,543
Cash flow from operating activities	24,354	2,726	1,456	322	—	28,858
Balance sheet as of December 31, 2012
Property, plant and equipment, intangible assets, net	90,128	12,167	5,848	299	—	108,442
Investments & loans in equity affiliates	14,622	2,600	931	—	—	18,153
Other non-current assets	4,255	1,565	1,694	552	—	8,066
Working capital	(436)	12,742	3,752	(2,337)	—	13,721
Provisions and other non-current liabilities	(28,356)	(4,020)	(2,146)	(1,708)	—	(36,230)
Assets and liabilities classified as held for sale	4,047	—	—	—	—	4,047
Capital Employed (balance sheet)	84,260	25,054	10,079	(3,194)	—	116,199
Less inventory valuation effect	—	(4,271)	(847)	(1)	—	(5,119)
Capital Employed (Business segment information)	84,260	20,783	9,232	(3,195)	—	111,080
ROACE as a percentage	18%	9%	12%	—	—	15%

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

For the year ended December 31, 2011 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	30,916	107,384	118,769	15	—	257,084
Intersegment sales	38,002	61,632	1,121	256	(101,011)	—
Excise taxes	—	(3,288)	(21,966)	—	—	(25,254)
Revenues from sales	68,918	165,728	97,924	271	(101,011)	231,830
Operating expenses	(30,421)	(161,980)	(95,187)	(923)	101,011	(187,500)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,014)	(2,695)	(690)	(49)	—	(10,448)
Operating income	31,483	1,053	2,047	(701)	—	33,882
Equity in net income (loss) of affiliates and other items	3,100	1,023	(421)	466	—	4,168
Tax on net operating income	(18,897)	(192)	(614)	(57)	—	(19,760)
Net operating income	15,686	1,884	1,012	(292)	—	18,290
Net cost of net debt						(466)
Non-controlling interests						(424)
Net income						17,400

For the year ended December 31, 2011 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	62	—	—	—	—	62
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	62	—	—	—	—	62
Operating expenses	—	1,188	376	—	—	1,564
Depreciation, depletion and amortization of tangible assets and mineral interests	(104)	(983)	—	—	—	(1,087)
Operating income (b)	(42)	205	376	—	—	539
Equity in net income (loss) of affiliates and other items	990	591	(402)	125	—	1,304
Tax on net operating income	(60)	(85)	(109)	(111)	—	(365)
Net operating income (b)	888	711	(135)	14	—	1,478
Net cost of net debt						—
Non-controlling interests						(26)
Net income						1,452

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	1,292	399	—
On net operating income	—	931	278	—

For the year ended December 31, 2011 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	30,854	107,384	118,769	15	—	257,022
Intersegment sales	38,002	61,632	1,121	256	(101,011)	—
Excise taxes	—	(3,288)	(21,966)	—	—	(25,254)
Revenues from sales	68,856	165,728	97,924	271	(101,011)	231,768
Operating expenses	(30,421)	(163,168)	(95,563)	(923)	101,011	(189,064)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,910)	(1,712)	(690)	(49)	—	(9,361)
Adjusted operating income	31,525	848	1,671	(701)	—	33,343
Equity in net income (loss) of affiliates and other items	2,110	432	(19)	341	—	2,864
Tax on net operating income	(18,837)	(107)	(505)	54	—	(19,395)
Adjusted net operating income	14,798	1,173	1,147	(306)	—	16,812
Net cost of net debt						(466)
Non-controlling interests						(398)
Adjusted net income						15,948
Adjusted fully-diluted earnings per share ($)						7.07

(a) Except for earnings per share.

For the year ended December 31, 2011 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	28,761	2,659	2,553	188	—	34,161
Total divestments	3,607	3,492	2,721	2,120	—	11,940
Cash flow from operating activities	23,724	2,987	753	(271)	—	27,193
Balance sheet as of December 31, 2011
Property, plant and equipment, intangible assets, net	81,839	11,693	5,613	317	—	99,462
Investments & loans in equity affiliates	13,691	2,145	978	—	—	16,814
Other non-current assets	3,162	1,914	1,523	3,988	—	10,587
Working capital	904	12,788	3,784	(1,778)	—	15,698
Provisions and other non-current liabilities	(25,961)	(4,166)	(2,153)	(1,554)	—	(33,834)
Assets and liabilities classified as held for sale	—	—	—	—	—	—
Capital Employed (balance sheet)	73,635	24,374	9,745	973	—	108,727
Less inventory valuation effect	—	(4,357)	(863)	17	—	(5,203)
Capital Employed (Business segment information)	73,635	20,017	8,882	990	—	103,524
ROACE as a percentage	22%	5%	14%	—	—	17%

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

For the year ended December 31, 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	251,799	(74)	251,725
Excise taxes	(23,756)	—	(23,756)
Revenues from sales	228,043	(74)	227,969
Purchases, net of inventory variation	(159,784)	(1,065)	(160,849)
Other operating expenses	(28,177)	(587)	(28,764)
Exploration costs	(2,169)	—	(2,169)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,951)	(1,043)	(11,994)
Other income	647	1,643	2,290
Other expense	(574)	(2,226)	(2,800)
Financial interest on debt	(889)	—	(889)
Financial income from marketable securities & cash equivalents	85	—	85
Cost of net debt	(804)	—	(804)
Other financial income	696	—	696
Other financial expense	(702)	—	(702)
Equity in net income (loss) of affiliates	3,435	(20)	3,415
Income taxes	(15,094)	327	(14,767)
Consolidated net income	14,566	(3,045)	11,521
Group share	14,292	(3,064)	11,228
Non-controlling interests	274	19	293

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

For the year ended December 31, 2012 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	257,049	(12)	257,037
Excise taxes	(22,821)	—	(22,821)
Revenues from sales	234,228	(12)	234,216
Purchases, net of inventory variation	(162,607)	(301)	(162,908)
Other operating expenses	(28,156)	(1,117)	(29,273)
Exploration costs	(1,857)	—	(1,857)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,346)	(1,891)	(12,237)
Other income	876	1,021	1,897
Other expense	(579)	(599)	(1,178)
Financial interest on debt	(863)	—	(863)
Financial income from marketable securities & cash equivalents	128	—	128
Cost of net debt	(735)	—	(735)
Other financial income	717	—	717
Other financial expense	(641)	—	(641)
Equity in net income (loss) of affiliates	2,695	(113)	2,582
Income taxes	(17,600)	853	(16,747)
Consolidated net income	15,995	(2,159)	13,836
Group share	15,772	(2,124)	13,648
Non-controlling interests	223	(35)	188

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

For the year ended December 31, 2011 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	257,022	62	257,084
Excise taxes	(25,254)	—	(25,254)
Revenues from sales	231,768	62	231,830
Purchases, net of inventory variation	(160,224)	1,691	(158,533)
Other operating expenses	(27,422)	(127)	(27,549)
Exploration costs	(1,418)	—	(1,418)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,361)	(1,087)	(10,448)
Other income	599	2,376	2,975
Other expense	(748)	(990)	(1,738)
Financial interest on debt	(992)	—	(992)
Financial income from marketable securities & cash equivalents	380	—	380
Cost of net debt	(612)	—	(612)
Other financial income	848	—	848
Other financial expense	(597)	—	(597)
Equity in net income (loss) of affiliates	2,762	(82)	2,680
Income taxes	(19,249)	(365)	(19,614)
Consolidated net income	16,346	1,478	17,824
Group share	15,948	1,452	17,400
Non-controlling interests	398	26	424

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Return on Equity

TOTAL

(unaudited)

For the year ended December 31, (M$)	2013	2012	2011

Adjusted net income - Group share	14,292	15,772	15,948
Adjusted non-controlling interests	274	223	398
Adjusted consolidated net income	14,566	15,995	16,346

Shareholders’ equity - Group share	100,241	93,969	86,667
Distribution of the income based on existing shares at the closing date	(1,908)	(1,757)	(1,668)
Non-controlling interests	3,138	1,689	1,749
Adjusted shareholders’ equity(a)	101,471	93,901	86,748

ROE	15%	18%	20%

(a) Adjusted shareholders’ equity as of December 31, 2010 amounted to $ 77,492 million.

Net-debt-to-equity ratio

TOTAL

(unaudited)

As of December 31, (M$)	2013	2012	2011
(Assets) / Liabilities
Current borrowings	11,193	14,535	12,519
Other current financial liabilities	381	232	216
Current financial assets	(739)	(2,061)	(906)
Net financial assets and liabilities held for sale or exchange	(179)	997	—
Non-current financial debt	34,574	29,392	29,186
Hedging instruments on non-current financial debt	(1,418)	(2,145)	(2,557)
Cash and cash equivalents	(20,200)	(20,409)	(18,147)
Net financial debt	23,612	20,541	20,311

Shareholders’ equity - Group share	100,241	93,969	86,667
Distribution of the income based on existing shares at the closing date	(1,908)	(1,757)	(1,668)
Non-controlling interests	3,138	1,689	1,749
Adjusted shareholders’ equity	101,471	93,901	86,748

Net-debt-to-equity ratio	23.3%	21.9%	23.4%

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st quarter 2013	2nd quarter 2013	3rd quarter 2013	4th quarter 2013	Year 2013
Sales	63,561	61,345	61,844	64,975	251,725
Excise taxes	(5,541)	(5,839)	(6,168)	(6,208)	(23,756)
Revenues from sales	58,020	55,506	55,676	58,767	227,969
Purchases, net of inventory variation	(40,319)	(39,631)	(38,907)	(41,992)	(160,849)
Other operating expenses	(7,194)	(7,288)	(6,662)	(7,620)	(28,764)
Exploration costs	(406)	(354)	(751)	(658)	(2,169)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,853)	(2,534)	(3,673)	(2,934)	(11,994)
Other income	42	462	1,498	288	2,290
Other expense	(2,021)	(120)	(213)	(446)	(2,800)
Financial interest on debt	(223)	(238)	(211)	(217)	(889)
Financial income from marketable securities & cash equivalents	28	18	13	26	85
Cost of net debt	(195)	(220)	(198)	(191)	(804)
Other financial income	136	206	182	172	696
Other financial expense	(169)	(179)	(203)	(151)	(702)
Equity in net income (loss) of affiliates	949	794	828	844	3,415
Income taxes	(3,975)	(3,229)	(3,811)	(3,752)	(14,767)
Consolidated net income	2,015	3,413	3,766	2,327	11,521
Group share	1,948	3,364	3,682	2,234	11,228
Non-controlling interests	67	49	84	93	293
Earnings per share ($)	0.86	1.49	1.62	0.98	4.96
Fully-diluted earnings per share ($)	0.86	1.48	1.62	0.98	4.94

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st quarter 2013	2nd quarter 2013	3rd quarter 2013	4th quarter 2013	Year 2013
Consolidated net income	2,015	3,413	3,766	2,327	11,521
Other comprehensive income

Actuarial gains and losses	223	(248)	44	663	682
Tax effect	(87)	95	(11)	(284)	(287)
Currency translation adjustment generated by the mother company	(2,212)	1,613	2,244	1,484	3,129
Items not potentially reclassifiable to profit and loss	(2,076)	1,460	2,277	1,863	3,524
Currency translation adjustment	597	(988)	(766)	(768)	(1,925)
Available for sale financial assets	(5)	8	5	25	33
Cash flow hedge	15	80	38	23	156
Share of other comprehensive income of equity affiliates, net amount	47	(541)	(113)	(198)	(805)
Other	(11)	(1)	(3)	3	(12)
Tax effect	(3)	(32)	(15)	(12)	(62)
Items potentially reclassifiable to profit and loss	640	(1,474)	(854)	(927)	(2,615)
Total other comprehensive income (net amount)	(1,436)	(14)	1,423	936	909

Comprehensive income	579	3,399	5,189	3,263	12,430
- Group share	540	3,368	5,109	3,176	12,193
- Non-controlling interests	39	31	80	87	237

CONSOLIDATED BALANCE SHEET

TOTAL

(unaudited)

(M$)	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013

ASSETS

Non-current assets
Intangible assets, net	17,354	17,424	17,007	18,395
Property, plant and equipment, net	90,505	93,387	97,134	104,480
Equity affiliates : investments and loans	19,385	19,037	19,750	20,417
Other investments	1,566	1,583	1,777	1,666
Hedging instruments of non-current financial debt	1,885	1,708	1,840	1,418
Deferred income taxes	3,297	3,704	3,691	3,838
Other non-current assets	3,643	3,813	3,930	4,406
Total non-current assets	137,635	140,656	145,129	154,620

Current assets
Inventories, net	21,890	20,196	21,469	22,097
Accounts receivable, net	28,164	25,587	24,883	23,422
Other current assets	13,956	14,850	15,185	14,892
Current financial assets	799	668	457	739
Cash and cash equivalents	17,178	15,118	20,111	20,200
Assets classified as held for sale	5,833	5,104	3,112	3,253
Total current assets	87,820	81,523	85,217	84,603
Total assets	225,455	222,179	230,346	239,223

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,454	7,490	7,491	7,493
Paid-in surplus and retained earnings	94,559	94,637	96,442	98,254
Currency translation adjustment	(3,215)	(3,063)	(1,695)	(1,203)
Treasury shares	(4,274)	(4,274)	(4,300)	(4,303)
Total shareholders’ equity - Group Share	94,524	94,790	97,938	100,241
Non-controlling interests	2,286	2,225	2,328	3,138
Total shareholders’ equity	96,810	97,015	100,266	103,379

Non-current liabilities
Deferred income taxes	16,480	16,736	17,442	17,850
Employee benefits	4,486	4,751	4,799	4,235
Provisions and other non-current liabilities	14,795	14,464	14,786	17,517
Non-current financial debt	29,294	29,557	33,937	34,574
Total non-current liabilities	65,055	65,508	70,964	74,176

Current liabilities
Accounts payable	27,927	26,380	27,811	30,282
Other creditors and accrued liabilities	19,581	18,162	19,299	18,948
Current borrowings	13,751	13,119	11,086	11,193
Other current financial liabilities	114	59	57	381
Liabilities directly associated with the assets classified as held for sale	2,217	1,936	863	864
Total current liabilities	63,590	59,656	59,116	61,668
Total liabilities and shareholders’ equity	225,455	222,179	230,346	239,223

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st quarter 2013	2nd quarter 2013	3rd quarter 2013	4th quarter 2013	Year 2013
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2,015	3,413	3,766	2,327	11,521
Depreciation, depletion and amortization	3,046	2,759	4,190	3,363	13,358
Non-current liabilities, valuation allowances and deferred taxes	59	(108)	791	825	1,567
Impact of coverage of pension benefit plans	—	—	—	—	—
(Gains) losses on disposals of assets	1,873	(363)	(1,397)	(193)	(80)
Undistributed affiliates’ equity earnings	(466)	94	(301)	(102)	(775)
(Increase) decrease in working capital	(1,726)	(1,025)	2,009	3,267	2,525
Other changes, net	112	68	126	91	397
Cash flow from operating activities	4,913	4,838	9,184	9,578	28,513
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(6,489)	(6,836)	(6,801)	(9,622)	(29,748)
Acquisitions of subsidiaries, net of cash acquired	(21)	—	—	—	(21)
Investments in equity affiliates and other securities	(770)	(256)	(268)	(462)	(1,756)
Increase in non-current loans	(624)	(367)	(682)	(1,233)	(2,906)
Total expenditures	(7,904)	(7,459)	(7,751)	(11,317)	(34,431)
Proceeds from disposals of intangible assets and property, plant and equipment	554	1,106	56	50	1,766
Proceeds from disposals of subsidiaries, net of cash sold	—	264	2,369	21	2,654
Proceeds from disposals of non-current investments	—	23	23	284	330
Repayment of non-current loans	259	357	449	584	1,649
Total divestments	813	1,750	2,897	939	6,399
Cash flow used in investing activities	(7,091)	(5,709)	(4,854)	(10,378)	(28,032)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	—	432	24	29	485
- Treasury shares	—	—	(236)	(2)	(238)
Dividends paid:
- Parent company shareholders	(1,760)	(1,772)	(1,775)	(1,821)	(7,128)
- Non-controlling interests	(2)	(92)	(13)	(49)	(156)
Other transactions with non-controlling interests	471	(7)	50	1,639	2,153
Net issuance (repayment) of non-current debt	3,765	734	4,466	2,137	11,102
Increase (decrease) in current borrowings	(4,268)	(894)	(2,457)	(1,418)	(9,037)
Increase (decrease) in current financial assets and liabilities	1,178	6	66	48	1,298
Cash flow used in financing activities	(616)	(1,593)	125	563	(1,521)
Net increase (decrease) in cash and cash equivalents	(2,794)	(2,464)	4,455	(237)	(1,040)
Effect of exchange rates	(437)	404	538	326	831
Cash and cash equivalents at the beginning of the period	20,409	17,178	15,118	20,111	20,409
Cash and cash equivalents at the end of the period	17,178	15,118	20,111	20,200	20,200

Consolidated statement of changes in shareholders’ equity

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity -	Non-controlling	Total shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity
As of January 1, 2013	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658
Net income 1st quarter 2013	—	—	1,948	—	—	—	1,948	67	2,015
Other comprehensive income	—	—	111	(1,519)	—	—	(1,408)	(28)	(1,436)
Comprehensive Income	—	—	2,059	(1,519)	—	—	540	39	579
Dividend	—	—	—	—	—	—	—	(2)	(2)
Issuance of common shares	480	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	—	—	220	—	—	—	—
Share-based payments	—	—	55	—	—	—	55	—	55
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(87)	—	—	—	(87)	558	471
Other items	—	—	47	—	—	—	47	2	49
As of March 31, 2013	2,365,933,626	7,454	94,559	(3,215)	(108,391,419)	(4,274)	94,524	2,286	96,810
Net income 2nd quarter 2013	—	—	3,364	—	—	—	3,364	49	3,413
Other comprehensive income	—	—	(148)	152	—	—	4	(18)	(14)
Comprehensive Income	—	—	3,216	152	—	—	3,368	31	3,399
Dividend	—	—	(3,526)	—	—	—	(3,526)	(92)	(3,618)
Issuance of common shares	10,802,365	36	396	—	—	—	432	—	432
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	—	—	760	—	—	—	—
Share-based payments	—	—	42	—	—	—	42	—	42
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(5)	—	—	—	(5)	(2)	(7)
Other items	—	—	(45)	—	—	—	(45)	2	(43)
As of June 30, 2013	2,376,735,991	7,490	94,637	(3,063)	(108,390,659)	(4,274)	94,790	2,225	97,015
Net income 3rd quarter 2013	—	—	3,682	—	—	—	3,682	84	3,766
Other comprehensive income	—	—	60	1,367	—	—	1,427	(4)	1,423
Comprehensive Income	—	—	3,742	1,367	—	—	5,109	80	5,189
Dividend	—	—	(1,774)	—	—	—	(1,774)	(13)	(1,787)
Issuance of common shares	460,188	1	23	—	—	—	24	—	24
Purchase of treasury shares	—	—	—	—	(4,414,200)	(236)	(236)	—	(236)
Sale of treasury shares(a)	—	—	(210)	—	3,589,661	210	—	—	—
Share-based payments	—	—	51	—	—	—	51	—	51
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(28)	1	—	—	(27)	31	4
Other items	—	—	1	—	—	—	1	5	6
As of September 30, 2013	2,377,196,179	7,491	96,442	(1,695)	(109,215,198)	(4,300)	97,938	2,328	100,266
Net income 4th quarter 2013	—	—	2,234	—	—	—	2,234	93	2,327
Other comprehensive income	—	—	450	492	—	—	942	(6)	936
Comprehensive Income	—	—	2,684	492	—	—	3,176	87	3,263
Dividend	—	—	(1,816)	—	—	—	(1,816)	(49)	(1,865)
Issuance of common shares	481,981	2	27	—	—	—	29	—	29
Purchase of treasury shares	—	—	—	—	—	(2)	(2)	—	(2)
Sale of treasury shares(a)	—	—	1	—	750	(1)	—	—	—
Share-based payments	—	—	41	—	—	—	41	—	41
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	869	—	—	—	869	768	1,637
Other items	—	—	6	—	—	—	6	4	10
As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379

As of January 1, 2013	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658
Net income 2013	—	—	11,228	—	—	—	11,228	293	11,521
Other comprehensive income	—	—	473	492	—	—	965	(56)	909
Comprehensive Income	—	—	11,701	492	—	—	12,193	237	12,430
Dividend	—	—	(7,116)	—	—	—	(7,116)	(156)	(7,272)
Issuance of common shares	11,745,014	39	446	—	—	—	485	—	485
Purchase of treasury shares	—	—	—	—	(4,414,200)	(238)	(238)	—	(238)
Sale of treasury shares(a)	—	—	(209)	—	3,591,391	209	—	—	—
Share-based payments	—	—	189	—	—	—	189	—	189
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	749	1	—	—	750	1,355	2,105
Other items	—	—	9	—	—	—	9	13	22
As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379

(a) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,199	28,549	27,732	81	—	63,561
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)
Revenues from sales	16,886	40,545	23,430	148	(22,989)	58,020
Operating expenses	(8,076)	(39,809)	(22,750)	(273)	22,989	(47,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,258)	(393)	(192)	(10)	—	(2,853)
Operating income	6,552	343	488	(135)	—	7,248
Equity in net income (loss) of affiliates and other items	(1,116)	95	(43)	1	—	(1,063)
Tax on net operating income	(3,824)	(71)	(144)	29	—	(4,010)
Net operating income	1,612	367	301	(105)	—	2,175
Net cost of net debt						(160)
Non-controlling interests						(67)
Net income						1,948

1st quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3	—	—	—	—	3
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	3	—	—	—	—	3
Operating expenses	—	(90)	(28)	—	—	(118)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(5)	—	—	—	(5)
Operating income (b)	3	(95)	(28)	—	—	(120)
Equity in net income (loss) of affiliates and other items	(1,875)	(13)	(13)	—	—	(1,901)
Tax on net operating income	227	38	10	—	—	275
Net operating income (b)	(1,645)	(70)	(31)	—	—	(1,746)
Net cost of net debt						—
Non-controlling interests						(4)
Net income						(1,750)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(88)	(28)	—
On net operating income	—	(46)	(18)	—

1st quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,196	28,549	27,732	81	—	63,558
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)
Revenues from sales	16,883	40,545	23,430	148	(22,989)	58,017
Operating expenses	(8,076)	(39,719)	(22,722)	(273)	22,989	(47,801)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,258)	(388)	(192)	(10)	—	(2,848)
Adjusted operating income	6,549	438	516	(135)	—	7,368
Equity in net income (loss) of affiliates and other items	759	108	(30)	1	—	838
Tax on net operating income	(4,051)	(109)	(154)	29	—	(4,285)
Adjusted net operating income	3,257	437	332	(105)	—	3,921
Net cost of net debt						(160)
Non-controlling interests						(63)
Adjusted net income						3,698
Adjusted fully-diluted earnings per share ($)						1.63

(a) Except for earnings per share.

1st quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,941	703	246	14	—	7,904
Total divestments	718	36	50	9	—	813
Cash flow from operating activities	5,481	(382)	(120)	(66)	—	4,913

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,240	28,160	26,851	94	—	61,345
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)
Revenues from sales	14,748	39,878	23,161	129	(22,410)	55,506
Operating expenses	(7,195)	(39,672)	(22,541)	(275)	22,410	(47,273)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,974)	(390)	(160)	(10)	—	(2,534)
Operating income	5,579	(184)	460	(156)	—	5,699
Equity in net income (loss) of affiliates and other items	1,022	62	51	28	—	1,163
Tax on net operating income	(3,160)	88	(138)	(57)	—	(3,267)
Net operating income	3,441	(34)	373	(185)	—	3,595
Net cost of net debt						(182)
Non-controlling interests						(49)
Net income						3,364

2nd quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(42)	—	—	—	—	(42)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(42)	—	—	—	—	(42)
Operating expenses	—	(704)	(107)	—	—	(811)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(42)	(704)	(107)	—	—	(853)
Equity in net income (loss) of affiliates and other items	331	(48)	—	—	—	283
Tax on net operating income	111	200	34	—	—	345
Net operating income (b)	400	(552)	(73)	—	—	(225)
Net cost of net debt	—
Non-controlling interests						8
Net income						(217)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(655)	(107)	—
On net operating income	—	(460)	(73)	—

2nd quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,282	28,160	26,851	94	—	61,387
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)
Revenues from sales	14,790	39,878	23,161	129	(22,410)	55,548
Operating expenses	(7,195)	(38,968)	(22,434)	(275)	22,410	(46,462)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,974)	(390)	(160)	(10)	—	(2,534)
Adjusted operating income	5,621	520	567	(156)	—	6,552
Equity in net income (loss) of affiliates and other items	691	110	51	28	—	880
Tax on net operating income	(3,271)	(112)	(172)	(57)	—	(3,612)
Adjusted net operating income	3,041	518	446	(185)	—	3,820
Net cost of net debt						(182)
Non-controlling interests						(57)
Adjusted net income						3,581
Adjusted fully-diluted earnings per share ($)						1.57

(a) Except for earnings per share.

2nd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,603	499	318	39	—	7,459
Total divestments	1,456	272	16	6	—	1,750
Cash flow from operating activities	2,764	1,713	542	(181)	—	4,838

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,938	28,161	27,912	(167)	—	61,844
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)
Revenues from sales	15,175	40,205	23,604	(149)	(23,159)	55,676
Operating expenses	(7,106)	(39,601)	(22,826)	54	23,159	(46,320)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,106)	(377)	(180)	(10)	—	(3,673)
Operating income	4,963	227	598	(105)	—	5,683
Equity in net income (loss) of affiliates and other items	1,974	99	85	(66)	—	2,092
Tax on net operating income	(3,396)	(243)	(156)	(43)	—	(3,838)
Net operating income	3,541	83	527	(214)	—	3,937
Net cost of net debt						(171)
Non-controlling interests						(84)
Net income						3,682

3rd quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(12)	—	—	—	—	(12)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(12)	—	—	—	—	(12)
Operating expenses	(113)	(153)	54	—	—	(212)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(7)	—	—	—	(862)
Operating income (b)	(980)	(160)	54	—	—	(1,086)
Equity in net income (loss) of affiliates and other items	1,239	(5)	40	(34)	—	1,240
Tax on net operating income	195	(213)	(14)	(45)	—	(77)
Net operating income (b)	454	(378)	80	(79)	—	77
Net cost of net debt						—
Non-controlling interests						(23)
Net income						54

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(153)	93	—
On net operating income	—	(84)	65	—

3rd quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,950	28,161	27,912	(167)	—	61,856
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)
Revenues from sales	15,187	40,205	23,604	(149)	(23,159)	55,688
Operating expenses	(6,993)	(39,448)	(22,880)	54	23,159	(46,108)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,251)	(370)	(180)	(10)	—	(2,811)
Adjusted operating income	5,943	387	544	(105)	—	6,769
Equity in net income (loss) of affiliates and other items	735	104	45	(32)	—	852
Tax on net operating income	(3,591)	(30)	(142)	2	—	(3,761)
Adjusted net operating income	3,087	461	447	(135)	—	3,860
Net cost of net debt						(171)
Non-controlling interests						(61)
Adjusted net income						3,628
Adjusted fully-diluted earnings per share ($)						1.59

(a) Except for earnings per share.

3rd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,708	550	430	63	—	7,751
Total divestments	2,800	12	57	28	—	2,897
Cash flow from operating activities	6,302	1,113	1,693	76	—	9,184

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,990	29,613	28,378	(6)	—	64,975
Intersegment sales	10,218	13,040	388	57	(23,703)	—
Excise taxes	—	(1,337)	(4,871)	—	—	(6,208)
Revenues from sales	17,208	41,316	23,895	51	(23,703)	58,767
Operating expenses	(9,498)	(40,949)	(23,226)	(300)	23,703	(50,270)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,146)	(576)	(201)	(11)	—	(2,934)
Operating income	5,564	(209)	468	(260)	—	5,563
Equity in net income (loss) of affiliates and other items	808	(75)	(38)	12	—	707
Tax on net operating income	(3,326)	(386)	(122)	42	—	(3,792)
Net operating income	3,046	(670)	308	(206)	—	2,478
Net cost of net debt						(151)
Non-controlling interests						(93)
Net income						2,234

4th quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(23)	—	—	—	—	(23)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(23)	—	—	—	—	(23)
Operating expenses	—	(458)	(53)	—	—	(511)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(172)	(4)	—	—	(176)
Operating income (b)	(23)	(630)	(57)	—	—	(710)
Equity in net income (loss) of affiliates and other items	—	(202)	(23)	—	—	(225)
Tax on net operating income	4	(279)	59	—	—	(216)
Net operating income (b)	(19)	(1,111)	(21)	—	—	(1,151)
Net cost of net debt						—
Non-controlling interests						—
Net income						(1,151)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(82)	(45)	—
On net operating income	—	(66)	(37)	—

4th quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,013	29,613	28,378	(6)	—	64,998
Intersegment sales	10,218	13,040	388	57	(23,703)	—
Excise taxes	—	(1,337)	(4,871)	—	—	(6,208)
Revenues from sales	17,231	41,316	23,895	51	(23,703)	58,790
Operating expenses	(9,498)	(40,491)	(23,173)	(300)	23,703	(49,759)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,146)	(404)	(197)	(11)	—	(2,758)
Adjusted operating income	5,587	421	525	(260)	—	6,273
Equity in net income (loss) of affiliates and other items	808	127	(15)	12	—	932
Tax on net operating income	(3,330)	(107)	(181)	42	—	(3,576)
Adjusted net operating income	3,065	441	329	(206)	—	3,629
Net cost of net debt						(151)
Non-controlling interests						(93)
Adjusted net income						3,385
Adjusted fully-diluted earnings per share ($)						1.49

(a) Except for earnings per share.

4th quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,498	956	820	43	—	11,317
Total divestments	812	45	63	19	—	939
Cash flow from operating activities	7,310	1,816	442	10	—	9,578

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	63,558	3	63,561
Excise taxes	(5,541)	—	(5,541)
Revenues from sales	58,017	3	58,020
Purchases, net of inventory variation	(40,203)	(116)	(40,319)
Other operating expenses	(7,192)	(2)	(7,194)
Exploration costs	(406)	—	(406)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,848)	(5)	(2,853)
Other income	42	—	42
Other expense	(127)	(1,894)	(2,021)
Financial interest on debt	(223)	—	(223)
Financial income from marketable securities & cash equivalents	28	—	28
Cost of net debt	(195)	—	(195)
Other financial income	136	—	136
Other financial expense	(169)	—	(169)
Equity in net income (loss) of affiliates	956	(7)	949
Income taxes	(4,250)	275	(3,975)
Consolidated net income	3,761	(1,746)	2,015
Group share	3,698	(1,750)	1,948
Non-controlling interests	63	4	67

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	61,387	(42)	61,345
Excise taxes	(5,839)	—	(5,839)
Revenues from sales	55,548	(42)	55,506
Purchases, net of inventory variation	(38,869)	(762)	(39,631)
Other operating expenses	(7,239)	(49)	(7,288)
Exploration costs	(354)	—	(354)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,534)	—	(2,534)
Other income	131	331	462
Other expense	(89)	(31)	(120)
Financial interest on debt	(238)	—	(238)
Financial income from marketable securities & cash equivalents	18	—	18
Cost of net debt	(220)	—	(220)
Other financial income	206	—	206
Other financial expense	(179)	—	(179)
Equity in net income (loss) of affiliates	811	(17)	794
Income taxes	(3,574)	345	(3,229)
Consolidated net income	3,638	(225)	3,413
Group share	3,581	(217)	3,364
Non-controlling interests	57	(8)	49

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

3rd quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	61,856	(12)	61,844
Excise taxes	(6,168)	—	(6,168)
Revenues from sales	55,688	(12)	55,676
Purchases, net of inventory variation	(38,847)	(60)	(38,907)
Other operating expenses	(6,510)	(152)	(6,662)
Exploration costs	(751)	—	(751)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,811)	(862)	(3,673)
Other income	186	1,312	1,498
Other expense	(129)	(84)	(213)
Financial interest on debt	(211)	—	(211)
Financial income from marketable securities & cash equivalents	13	—	13
Cost of net debt	(198)	—	(198)
Other financial income	182	—	182
Other financial expense	(203)	—	(203)
Equity in net income (loss) of affiliates	816	12	828
Income taxes	(3,734)	(77)	(3,811)
Consolidated net income	3,689	77	3,766
Group share	3,628	54	3,682
Non-controlling interests	61	23	84

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	64,998	(23)	64,975
Excise taxes	(6,208)	—	(6,208)
Revenues from sales	58,790	(23)	58,767
Purchases, net of inventory variation	(41,865)	(127)	(41,992)
Other operating expenses	(7,236)	(384)	(7,620)
Exploration costs	(658)	—	(658)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,758)	(176)	(2,934)
Other income	288	—	288
Other expense	(229)	(217)	(446)
Financial interest on debt	(217)	—	(217)
Financial income from marketable securities & cash equivalents	26	—	26
Cost of net debt	(191)	—	(191)
Other financial income	172	—	172
Other financial expense	(151)	—	(151)
Equity in net income (loss) of affiliates	852	(8)	844
Income taxes	(3,536)	(216)	(3,752)
Consolidated net income	3,478	(1,151)	2,327
Group share	3,385	(1,151)	2,234
Non-controlling interests	93	—	93

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The unaudited consolidated financial information in U.S. dollars of TOTAL S.A. (“TOTAL”) and its subsidiaries (the “Group”, with TOTAL and Group used interchangeably herein) included in this document has been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board).

Change in presentation currency of the Consolidated Financial Statements

The change in the presentation currency will have the following effects on the Group’s Consolidated Financial Statements:

•                  The different components of assets and liabilities in dollars correspond to the amounts published in Euros converted at the US Dollar/Euro closing rate applicable at the end of the reporting period. The same methodology is applied for shareholders’ equity as a whole. As a result, the change in presentation currency has no impact on the different components of assets and liabilities, shareholders’ equity as a whole or the net-debt-to-equity ratio(1).

•                  The recalculation of currency translation adjustments in dollars has an impact on the distribution of shareholders’ equity for comparative periods between currency translation adjustment and other components of equity and on other comprehensive income at year end 2011, 2012 and 2013 as set out in the following tables:

December 31, 2013	Historical consolidated financial statements in million euros	Historical consolidated financial statements in million dollars (a)	Restatements (b)	Impact of applying interpretation IFRIC 21	Consolidated financial statements in million dollars
Shareholders’ equity
Common shares	5,944	8,197	(704)		7,493
Paid-in surplus and retained earnings	74,449	102,673	(4,488)	69	98,254
Currency translation adjustment	(4,385)	(6,047)	4,840	4	(1,203)
Treasury shares	(3,379)	(4,660)	357		(4,303)
Total shareholders’ equity - Group Share	72,629	100,163	5	73	100,241

(a)             Conversion at the closing exchange rate applicable at the end of the reporting period (0.72511 euro per dollar)

(b)             Differences between historical exchange rates and the closing exchange rate applicable at the end of the reporting period (0.72511 euro per dollar)

December 31, 2012	Historical consolidated financial statements in million euros	Historical consolidated financial statements in million dollars (a)	Restatements (b)	Impact of applying interpretation IFRIC 21	Consolidated financial statements in million dollars
Shareholders’ equity
Common shares	5,915	7,804	(350)		7,454
Paid-in surplus and retained earnings	70,116	92,511	(72)	46	92,485
Currency translation adjustment	(1,504)	(1,984)	287	1	(1,696)
Treasury shares	(3,342)	(4,409)	135		(4,274)
Total shareholders’ equity - Group Share	71,185	93,922	—	47	93,969

(a)             Conversion at the closing exchange rate applicable at the end of the reporting period (0.75792 euro per dollar)

(b)             Differences between historical exchange rates and the closing exchange rate applicable at the end of the reporting period (0.75792 euro per dollar)

(1)    Net-debt-to-equity ratio = net debt (the sum of current borrowings, other current financial liabilities and non-current financial debt, net of current financial assets, net financial assets and liabilities related to assets classified in accordance with IFRS 5 as non-current assets held for sale, hedging instruments on non-current financial debt and cash and cash equivalents) divided by the sum of shareholders’ equity and non-controlling interests after expected dividends payable.

December 31, 2011	Historical consolidated financial statements in million euros	Historical consolidated financial statements in million dollars (a)	Restatements (b)	Impact of applying interpretation IFRIC 21	Consolidated financial statements in million dollars
Shareholders’ equity
Common shares	5,909	7,646	(199)		7,447
Paid-in surplus and retained earnings	65,430	84,660	1,755	46	86,461
Currency translation adjustment	(1,004)	(1,299)	(1,585)		(2,884)
Treasury shares	(3,390)	(4,386)	29		(4,357)
Total shareholders’ equity - Group Share	66,945	86,621	—	46	86,667

(a)             Conversion at the closing exchange rate applicable at the end of the reporting period (0.772857 euro per dollar)

(b)             Differences between historical exchange rates and the closing exchange rate applicable at the end of the reporting period (0.772857 euro per dollar)

•                  Statement of income and statement of cash flow amounts in dollars correspond to the amounts published in Euros converted at the US Dollar/Euro average rate of the reporting period. The reclassification on the disposal of foreign operations from equity to profit or loss of the cumulative amount of exchange differences relating to the disposed assets has an impact on net income for the years 2011, 2012 and 2013 as set out in the following table:

Net income, Group share	Historical consolidated financial statements in million euros	Historical consolidated financial statements in million dollars (a)	Restatements (b)	Impact of applying interpretation IFRIC 21	Consolidated financial statements in million dollars
2013	8,440	11,209	(5)	24	11,228
2012	10,609	13,630	18	—	13,648
2011	12,309	17,134	266	—	17,400

(a)             Conversion at the average exchange rate, i.e. 0.752945 euro per dollar in 2013, 0.778338 euro per dollar in 2012 and 0.718414 euro per dollar in 2011

(b)             Reclassification on the disposal of foreign operations from equity to profit or loss of the cumulative amount of exchange differences relating to the disposed assets

Excluding the above reclassification adjustments, the change in presentation currency has no impact on TOTAL’s net income for comparative periods. Such reclassification adjustments are not included in adjusted net operating income for the business segments, and are also excluded from adjusted net income.

•                  Return on average capital employed (ROACE) and return on equity (ROE) for comparative periods presented in euro are converted to dollars by dividing the applicable statement of income item (converted at the US Dollar/Euro average rate for the reporting period) by the applicable balance sheet item (converted at the US Dollar/Euro closing rate applicable at the end of the reporting period). The difference between average exchange rates and closing exchange rates has an insignificant effect on ROACE and ROE.

•                  As the functional currency of the parent company of the Group remains the Euro, translation adjustments resulting from translation to the US Dollar are presented in the new line item “Currency translation adjustment generated by the parent company” included in “Items not potentially reclassifiable to profit and loss” of the statement of Other Comprehensive Income. These translation adjustments are presented in the line item “Currency Translation Adjustment” of the balance sheet.

Application of interpretation IFRIC 21 “Levies”

In May 2013, the IASB issued the interpretation IFRIC 21 “Levies”. This interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014. The text indicates that the obligating event for the recognition of a liability is the activity described in the relevant legislation that triggers the payment of the levy. The comparative consolidated financial statements have been restated accordingly.

In 2014, the application of IFRIC 21 will have a similar effect as in 2013 due mainly to the accounting for levies in the statement of income in the first quarter.